Claude Resources Inc.

Annual Information Form

March 28, 2014

Claude Resources Inc. – 2013 Annual Information Form	1

Table of Contents

Claude Resources Inc. (“Claude” or the “Company”)

Annual Information Form – March 28, 2014

			Page

Statement Regarding Forward-Looking Information			3

Technical Information			4

Cautionary Note To U.S. Investors Concerning Resource Estimate			4

Metric Equivalents			4

Glossary of Terms			5

Item 1:	Corporate Structure
	1.1	Name, Address and Incorporation	11
	1.2	Subsidiary Corporations	11

Item 2:	General Development of the Business
	2.1	Recent History	11

Item 3:	Description of the Company’s Business
	3.1	General	17
	3.2	Risk Factors	18
	3.3	Mineral Properties	25

Item 4:	Dividends
	4.1	Dividends	58

Item 5:	Description of Capital Structure
	5.1	General Description of Capital Structure	58

Item 6:	Market for Securities
	6.1	Trading Price and Volume	58

Item 7:	Directors and Executive Officers
	7.1	Name, Occupation and Security Holdings	59

Item 8:	Transfer Agent and Registrar
	8.1	Transfer Agent and Registrar	61

Item 9:	Material Contracts
	9.1	Material Contracts	61

Item 10:	Legal Proceedings
	10.1	Legal Proceedings	61

Item 11:	Interests of Experts
	11.1	Interests of Experts	61

Item 12:	Audit Committee
	12.1	Audit Committee Charter	62
	12.2	Composition of the Audit Committee	62
	12.3	Relevant Education and Experience	62
	12.4	Pre-Approval Policies and Procedures	63
	12.5	External Audit Service Fees	63

Item 13:	Additional Information		63

	APPENDIX A	Charter of the Audit Committee

Claude Resources Inc. – 2013 Annual Information Form	2

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this annual information form constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Risk Factors” in this annual information form. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this annual information form are made as of the date of this annual information form, being March 28, 2014 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this annual information form are expressly qualified by these cautionary statements.

Claude Resources Inc. – 2013 Annual Information Form	3

TECHNICAL INFORMATION

The disclosure in this annual information form of a scientific or technical nature for the Company's material properties is based on technical reports prepared for those properties in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators. Information prepared by or under the supervision of Qualified Persons under NI 43-101 and included in this annual information form is with the consent of such persons.

Other information has been prepared and included in this annual information form following review and verification by Brian Skanderbeg, P.GEO, Senior Vice President & Chief Operating Officer or Peter Longo, P.ENG, Vice President, Operations both Qualified Persons within the meaning of NI 43-101. In 2013, Mineral Reserves were prepared under the direction of Qualified Person Stephen Taylor, P. Eng. (SRK Consulting (Canada) Inc.).

The technical reports described herein have been filed on SEDAR and can be reviewed at www.sedar.com.

In this annual information form, the terms "mineral reserve", "probable mineral reserve", "proven mineral reserve", "mineral resource", "inferred mineral resource", "indicated mineral resource", "measured mineral resource", "prefeasibility study" and "feasibility study" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended on the date hereof (the "CIM Definition Standards"), as required by NI 43-101. The definitions set out in this annual information form for such terms reflect the CIM Definition Standards and are for convenience of reference only. In the event of a discrepancy between the CIM Definition Standards and the definitions set out in this annual information form, the CIM Definition Standards shall prevail.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATE

The resource estimates in this document were prepared in accordance with NI 43-101. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this document, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply metric unit by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Claude Resources Inc. – 2013 Annual Information Form	4

GLOSSARY OF TERMS

Aboriginal – means First Nation, Métis, or Inuit.

Actinolite – a bright green or grayish green monoclinic mineral of the amphibole group.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite – a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Anticline – a fold, generally convex upward, whose core contains the older rocks.

Arsenopyrite – the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying – laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Boudinage – a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp – a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.

Care and Maintenance Basis – in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Chalcopyrite – a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Clastic – fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples – the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut – a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Crown – Her Majesty the Queen in right of Saskatchewan as represented by the Saskatchewan Ministry of the Economy.

Cut-off Grade – the lowest grade of mineralized material that qualifies as a reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc. – 2013 Annual Information Form	5

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Disposition – rights granted by the Crown under a permit, claim or lease.

Dore – the final saleable product from a gold mine.

Drift – a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult – governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Electrowinning – the process of recovering metal from solution by electrolysis.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Face – the end of a drift, crosscut or stope in which work is taking place.

Facies – the character and composition of sedimentary deposits.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Feldspathic arenite – a sandstone containing abundant quartz, less than ten percent argillaceous matrix and 10 to 25 percent feldspar.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.

Fire Assay – the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall – the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Gabbro – a dark-coloured, plutonic rock with quartz between 0 and 5 percent and feldspar greater than 90 percent.

Garnet – a brittle, transparent mineral with a vitreous luster.

Geophysical Survey – a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Claude Resources Inc. – 2013 Annual Information Form	6

Gneiss – a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gram metre – a measure of contained gold within a given interval calculated as the product of grams of gold per tonne intercepted over length of core.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Gross – in reference to land means a 100 percent interest.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

ITA – Income Tax Act (Canada).

Joint Venture – a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Lens – a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

LT – long tons.

Mafic – igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metamorphosed Rocks – rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Claude Resources Inc. – 2013 Annual Information Form	7

Mill – a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck – ore or rock that has been broken by blasting.

Muskeg – a thick deposit of decayed vegetable matter forming swampy areas.

National Instrument 43-101 or NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Net Smelter Return Royalty/ NSR Royalty – a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Ounces – troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore – rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body – a sufficiently large amount of ore that can be mined economically.

Pillar – a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge – the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry – any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study – a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Claude Resources Inc. – 2013 Annual Information Form	8

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp – a mixture of ground ore and water.

Pyrite – an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite – a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise – a vertical or inclined underground working that has been excavated from the bottom upward.

Ramp - an inclined underground opening.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone – a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing – surface occurrence of mineral.

Shrinkage Stoping – any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill – an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity – the ratio between the weight of a unit volume of a substance and a similar weight and unit volume of water.

Splay – one of a series of divergent small faults or fractures at the extremities of a major fault.

Stope – an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings – the material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing. This material is discharged, normally in as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF).

Till – is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Tourmaline – a complex, crystalized silicate containing boron.

Trenching – the process of exploration by which till is removed from a trench cut from the earth’s surface.

Claude Resources Inc. – 2013 Annual Information Form	9

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI – means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Claude Resources Inc. – 2013 Annual Information Form	10

Item 1 Corporate Structure

1.1	Name, Address and Incorporation

Claude Resources Inc. (“Claude” or the “Company”) amalgamated effective January 1, 2000, with its then subsidiaries Madsen Gold Corp. and 3377474 Canada Inc. The amalgamated Company carries on business under the name Claude Resources Inc. and is governed by the Canada Business Corporations Act.

The registered office of the Company is located at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal executive office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, Telephone: (306) 668-7505, Facsimile: (306) 668-7500, email: clauderesources@clauderesources.com, website: www.clauderesources.com.

1.2	Subsidiary Corporations

Claude has three wholly-owned subsidiary corporations: 4158849 Canada Ltd. and Madsen Gold Corporation, both Canada federal corporations, and St. Eugene Mining Corporation Limited ("SEM"), a British Columbia company. References herein to the “Company” or “Claude” include the Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

Item 2 General Development of the Business

2.1	Recent History

Recent developments in the Company’s business over the last three completed fiscal years were as follows:

2013: On January 17, 2013, the Company announced that it had expanded its current debt facilities with its existing bank and, in addition, had come to an agreement, subject to due diligence, with Crown Capital Partners Inc. (“CCP”) for a five year, $25 million long-term debt facility (the “CCP Debt Facility). The Company believes that its new capital structure will advance the Company over the long term without diluting existing shareholders through major equity financings. The new debt facilities were intended to retire the $9.8 million debenture due in May 2013, for expansion capital at the Seabee Gold Operation and for working capital purposes.

The CCP Debt Facility closed on April 5, 2013. The CCP Debt Facility carries an interest rate of 10 percent of the outstanding principal and is compounded and payable monthly. Principal payments, due to begin May 2014, are payable monthly with a balloon payment, due at maturity, of $10.9 million. The CCP Debt Facility included 5.75 million warrants at a strike price of $0.70 which were exercisable at any time from the closing of the transaction to five years following the close of the transaction.

Subsequent to December 31, 2013, Claude and CCP amended the CCP Debt Facility, a result of a covenant breach at December 31, 2013. CCP waived the breach in return for a one-time payment of $1.0 million in cash or common shares of the Company at the election of the Company as well as modification of certain covenants. The issuance of common shares was subject to certain conditions including the receipt of all approvals including the approval of the Toronto Stock Exchange. A total of 4,545,454 shares were issued on March 28, 2014 in satisfaction of this one-time payment. Concurrently with satisfaction of this one-time payment, the Company cancelled the 5.75 million warrants issued in the original agreement.

Using proceeds from the expansion of its debt facilities, debentures due May 2013 and having an aggregate principal sum of $9,751,000, were retired effective May 2013. Further, 1,693,200 warrants listed pursuant to the debenture offering expired unexercised.

On February 4, 2013, the Company announced that it had completed the shaft extension project at the Seabee Mine. The project extended the shaft from 550 metres to 980 metres depth. As expected, the resultant reduction of trucking distance, approximately 430 vertical metres, and ore handling resulted in lower diesel consumption, reduced maintenance costs and improved ventilation at the Seabee Mine.

Claude Resources Inc. – 2013 Annual Information Form	11

In March 2013, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property. Effective December 31, 2012, Proven and Probable Reserves for the Seabee Gold Operation were 1,575,200 tonnes, grading 6.14 grams per tonne or 311,100 ounces of gold. The Company’s Mineral Resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 344,200 ounces of gold and Inferred Mineral Resources totaling 603,400 ounces. Results obtained from drilling completed during 2012 from the Santoy Gap deposit (“Santoy Gap”, which is part of the Santoy Mine Complex) were incorporated into and had a material impact on the update.

Subsequently, on November 7, 2013, based on the third quarter completion of a detailed mine design for the Santoy Gap deposit (and incorporating the results of the first quarter drill results discussed above), the Company updated its NI 43-101 compliant Mineral Reserve and Mineral Resource statement for its Seabee Gold Operation, effective December 31, 2012. Highlights of the update included an increase to the Seabee Gold Operation Mineral Reserves by 78 percent to 554,100 ounces of gold. This increase included the initial Mineral Reserve of 243,000 ounces of gold at 6.24 grams per tonne at the Santoy Gap deposit. The complete updated Mineral Reserves and Mineral Resources statement can be found on page 42 under “Seabee Area Reserves and Resources”. The updated technical report supporting the Mineral Reserve and Mineral Resource estimate dated December 31, 2012 was filed on SEDAR at www.sedar.com on December 23, 2013.

On May 22, 2013, the Company released results from a 2013 first quarter drill program at Santoy 8 and Santoy Gap (the “Santoy Mine Complex”). This recent drilling extended the Santoy Gap mineralized system down plunge to 650 metres depth and has extended Santoy 8’s system 400 metres below the base of the existing Inferred Mineral Resource. These step-out drill intercepts significantly expanded the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Highlights from these 2013 drill results are summarized below:

Table 1: Highlights from 2013 Santoy Mine Complex Drilling

Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8
		Incl	632.85	635.85	73.49	3.00	Santoy 8

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

Effective November 1, 2013, the Company voluntarily delisted its common shares from the NYSE MKT. This decision was based on the general tone of the resource sector and the Company’s continued pursuit to rationalize expenditures. The delisting of the shares will not affect the listing of the shares on the TSX and U.S. shareholders will have the opportunity to trade shares of the Company on the TSX as well as over the OTC Markets Groups’ OTCQB Marketplace under the symbol “CLGRF”. The Company also announced that it intends, at a future date, when permitted under United States Securities & Exchange Commission (“SEC”) rules, to terminate the registration of its shares with the SEC.

On December 19, 2013, the Company announced that it had entered into an agreement (the “Madsen Asset Sale Agreement”) to sell its 100 percent interest in the Madsen Gold project in Red Lake, Ontario, Canada to Laurentian Goldfields Ltd. (“Laurentian”). Under the terms of the Madsen Asset Sale Agreement, sale proceeds will consist of $6.25 million cash payable upon closing of the transaction and CDN $2.5 million cash or equity payable six months following closing of the transaction (at Laurentian’s option) and share consideration representing 19.9 percent of Laurentian’s common shares outstanding following the closing of the transaction. The sale of the project aligns with the Company’s strategic plan to focus on improving the Company’s cash flow, margins and balance sheet. On March 4, 2014, the Company announced the closing of this transaction.

Claude Resources Inc. – 2013 Annual Information Form	12

Also during the first quarter of 2014, the Company announced the retirement of its long-time President and Chief Executive Officer Neil McMillan, effective March 31, 2014. Mr. McMillan’s retirement will bring to a close a remarkable 18-year career. Effective April 1, 2014, Mike Sylvestre, a Director of Claude, will assume the role of President and Chief Executive Officer on an interim basis while the search for a permanent candidate is ongoing. Mr. Sylvestre holds an MSc and a BSc in Mining Engineering from McGill University and Queen’s University, respectively. He is also a member of the Professional Engineers of Ontario and the Canadian Institute of Mining. For most of his career, Mr. Sylvestre worked at Inco Ltd. where he most recently held senior management positions domestically and internationally. Most notably, he was the CEO of Vale Inco, New Caledonia, President Vale Inco, Manitoba Operations and Vice President of Operations PT Inco, Indonesia. Mr. Sylvestre also serves on the Boards of Castle Resources Inc., James Bay Resources and Wellgreen Platinum and brings over 35 years of mining experience to the Company.

On March 31, 2014, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property. Effective November 15, 2013, Proven and Probable Reserves at the Seabee Gold Operation were 2,308,800 tonnes, grading 5.70 grams per tonne or 422,900 ounces of gold. The Company’s Mineral Resource at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 175,200 ounces and Inferred Mineral Resources totaling 582,900.

On March 4, 2014, the Company engaged a strategic and financial advisor to undertake a strategic review of Claude’s business plan and capital structure and to explore alternatives with the objective to maximize value for all shareholders. The Company has not established a definitive timeline to complete its review and there can be no assurance that this process will result in any specific strategic or financial or other value-creating transaction.

On March 20, 2014, the Company announced the closing of a Net Smelter Return (“NSR”) royalty agreement (the “NSR Royalty Agreement”) with Orion Mine Finance Fund. Pursuant to this transaction, proceeds of USD $12 million were received by the Company in exchange for a three percent NSR on production from the Seabee Gold Operation. The use of proceeds from the transaction will be used for further development at the Seabee Gold Operation and for general working capital purposes primarily related to the Seabee Gold Operation.

On March 31, 2014, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property. Effective November 15, 2013, Proven and Probable Reserves at the Seabee Gold Operation were 2,308,800 tonnes, grading 5.70 grams per tonne or 422,900 ounces of gold. The Company’s Mineral Resource at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 175,200 ounces and Inferred Mineral Resources totaling 582,900 ounces.

2012: On February 2, 2012, the Company announced that it had completed the acquisition of St. Eugene Mining Corporation Limited. As a result of this acquisition, Claude now owns 100 percent of the Amisk Gold Project. At 40,400 hectares, this gold and silver exploration property is one of the largest land positions in the prolific Flin Flon mineral district. The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Project, a bulk mineable gold and silver deposit. Currently, the Amisk Gold Project hosts a NI 43-101 compliant Mineral Resource estimate of 1.57 million gold equivalent ounces. A detailed description of the Amisk Gold Project can be found under “3.3 Mineral Properties”.

In March 2012, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property. Effective December 31, 2011, the update included recent drill results from the Santoy Gap and resulted in an additional 2,321,000 tonnes at 6.63 grams of gold per tonne (495,000 ounces) in the Inferred Mineral Resource category. Inclusive of ounces from the Santoy Gap, the Seabee Gold Operation reported an Indicated Mineral Resource of 70,600 ounces and an Inferred Mineral Resource of 873,400 ounces. Compared to December 31, 2010, this represented a 206 percent increase in gold within the Company’s Mineral Resources. The technical report supporting the Mineral Reserve and Mineral Resource estimate dated April 28, 2012 was filed on SEDAR at www.sedar.com on April 30, 2012.

During April 2012, the Company announced key appointments to the Management team and Board of Directors (“Board”):

▪	Mr. Peter Longo was appointed as Vice President, Operations. Mr. Longo’s knowledge, skill set and capital project experience will be instrumental in the optimization of the Seabee, Madsen and Amisk gold assets; and,

Claude Resources Inc. – 2013 Annual Information Form	13

▪	Mr. Brian Booth was appointed to the Company’s Board of Directors. Mr. Booth’s geological background and experience as a business leader will provide new insight to the Management team and Board.

On August 23, 2012, the Company announced the appointment of Mr. Brian Skanderbeg as Senior Vice President and Chief Operating Officer, effective September 1, 2012. Mr. Skanderbeg’s extensive exploration and operational experience fill a critical need as the Company advances the Seabee, Madsen and Amisk gold assets.

At the end of August 2012, the Company provided an exploration update from its 2012 drill program targeting the Santoy Gap deposit. Drill results extended the mineralized system up-dip, along strike to the north and at depth as well as confirming continuity within the existing inferred resource. Drill hole JOY-12-677 returned the widest intercept, 14.58 grams of gold per tonne over 29.74 metres, confirming a high grade core that hosts multiple vein sets over combined widths of between 20 and 30 metres. The system remains open in most directions and underground development from the existing Santoy 8 infrastructure has been initiated.

On November 27, 2012, the Company released the final drill holes of the 2012 exploration program targeting the Santoy Gap deposit. These final drill holes (see table below) targeted the down-dip extension of the Santoy Gap deposit. Of these, four drill holes returned visible gold-bearing intercepts, including JOY-12-688 and JOY-12-689, which contained both hanging-wall and Santoy Gap deposit mineralized intervals. Santoy Gap deposit intercepts were highlighted by drill hole JOY-12-686 that returned 8.16 grams of gold per tonne over 5.93 metres and JOY-12-689 that returned 4.68 grams of gold per tonne over 1.41 metres and 5.03 grams of gold per tonne over 1.58 metres. Drill hole JOY-12-686 extended economic mineralization 150 metres down-dip to a depth of 650 metres below surface. Drill hole JOY-12-689 was of particular significance as it implies continuity of the Santoy Gap deposit structure along strike towards the Santoy 8 deposit within the Santoy Mine Complex.

A sub-parallel, hanging-wall structure was discovered with JOY-12-688 and JOY-12-689 returning 5.07 grams of gold per tonne over 6.00 metres and 3.51 grams of gold per tonne over 4.53 metres, respectively. Both intercepts contained coarse visible-gold associated with silicified granodiorite and quartz veining. The intercepts lie between 375 and 425 metres below surface and remain open in all directions.

Table 2: Highlights from 2012 Santoy Gap drilling

Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-12-686	599287	6170925	642.40	648.33	8.16	5.93	GAP
JOY-12-688	599481	6170719	416.20	422.20	5.07	6.00	HW
JOY-12-689	599537	6170658	382.84	387.37	3.51	4.53	HW
		And	603.00	604.32	4.68	1.41	GAP
		And	607.50	609.08	5.03	1.58	GAP

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

In 2012, Phase II underground and surface drilling at the Madsen project completed 19,100 metres and 16 holes, targeting the 8 Zone plunge and strike continuity as well as the Austin and McVeigh Tuff plunge continuity. The 2012 program was completed in late-September and included two underground rigs active on the 16th level and one surface rig. In November 2012, the Company provided a summary of 2012 exploration activities at the Company’s 100 percent-owned Madsen Project in Red Lake, Ontario. 2012 drilling continued to expand the 8 Zone plunge at depth and demonstrated significant depth extension to the Austin and McVeigh Tuff.

In December 2012, the Company reported an updated NI 43-101 compliant Mineral Resource estimate from the Santoy Gap deposit (see table below). The update upgraded a significant portion of the Santoy Gap deposit’s Inferred Resource into the Indicated category while continuing to grow the Santoy Gap deposit.

Claude Resources Inc. – 2013 Annual Information Form	14

Table 3: Santoy Gap, Mineral Resource Statement *

	2012			2011
	Tonnes	Grade (g/t)	Gold Ounces	Tonnes	Grade (g/t)	Gold Ounces
Indicated Mineral Resources
	994,000	8.80	281,000	-	-	-
Inferred Mineral Resources
	1,875,000	5.92	357,000	2,321,000	6.63	495,000

* Reported at a cut-off grade of 3.0 grams of gold per tonne assuming an underground extraction scenario, a gold price of U.S. $1,475 per ounce, and metallurgical recoveries of 95 percent. Mineral resources are not mineral reserves and do not have a demonstrated economic viability. All figures have been rounded to reflect the accuracy of the estimates.

The Santoy Gap resource was defined to be in excess of 690 metres below surface and over a strike length of 800 metres. The deposit is located between 200 and 1,000 metres north of the existing Santoy 8 resource and remains open down plunge to the north and at depth.

2011: During the first quarter, Claude and SEM (then a non-related third party) commissioned a consultant to prepare an independent Mineral Resource evaluation and Technical Report (the “Amisk Technical Report”) for the Amisk Gold Project in northeastern Saskatchewan, Canada. This Mineral Resource evaluation was based on historical drilling completed by Saskatchewan Mining Development Corporation between 1983 and 1989 and Claude between 1996 and 1998 as well as recent drill holes completed by the Claude and SEM in 2010. Highlights of the Amisk Technical Report, which was filed by Claude on SEDAR on April 4, 2011, are presented below:

Table 4: Consolidated Mineral Resource Statement* Amisk Gold Project, Saskatchewan, February 9, 2011 (100 percent)

	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

*	Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S.$15 per tonne and overall pit slope of fifty degrees. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Towards the end of the first quarter the Company published initial drilling results from an exciting discovery identified as the Santoy Gap deposit. Exploration drilling continued throughout 2011 with highlights of full year drilling provided below:

Table 5: Highlights from 2011 drilling targeting the Santoy Gap Deposit

Hole ID	Easting	Northing	From (m)	To (m)	Au Grade (g/t)	Width (m)

JOY-11-565*	599043	6170888	396.22	397.68	27.65	1.46
JOY-11-588	599021	6170706	222.16	231.94	35.00	9.78
		Incl	231.44	231.94	533.00	0.50
JOY-11-589	599237	6170826	468.66	470.63	46.44	1.97
JOY-11-594	598995	6170771	289.42	291.70	14.75	2.28
		And	301.17	305.21	16.14	4.04
JOY-11-600	598968	6170808	290.36	291.77	56.23	1.41
JOY-11-606	599247	6170665	395.33	403.13	12.95	7.80
		Incl	397.08	400.14	23.44	3.06
JOY-11-611	599292	6170777	455.13	458.95	9.74	3.82
		Incl	456.67	457.81	23.24	1.14
JOY-11-535	599349	6170487	310.57	316.00	10.30	5.43
JOY-11-549	599178	6170745	330.38	336.62	6.73	6.24
JOY-11-551	599205	6170769	405.77	408.59	22.06	2.82
JOY-11-554	599146	6170803	413.20	415.44	41.94	2.24
JOY-11-555	599146	6170803	377.40	397.65	12.79	20.25
		Incl	377.40	378.40	144.00	1.00
JOY-11-556	599146	6170803	323.00	343.48	19.10	20.48
		Incl	331.00	331.59	524.00	0.59
JOY-11-580	599097	6170891	364.06	365.78	36.51	1.72

Note: * Partial result, certain assays within zone are pending. Composites calculated at 3.0 g/t cut-off and may include internal dilution. True width is interpreted to range from 70 to 95% drilled width.

Claude Resources Inc. – 2013 Annual Information Form	15

On April 11, 2011, the Company announced that its new Santoy 8 deposit within the Santoy Mine Complex had achieved commercial production at the Seabee Operation in northern Saskatchewan, Canada, effective January 1, 2011.

On April 12, 2011, the Company launched Phase II underground drilling at its then 100 percent owned Madsen exploration property in northwestern Ontario. Effective January 20, 2010, the property hosted the following NI 43-101 compliant resource:

Table 6: Consolidated Mineral Resource Statement* for the Madsen Mine, Ontario (at January 20, 2010).

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)
Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	8 Zone		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	8 Zone		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

*	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

On January 20, 2010, Claude filed a technical report supporting the Mineral Resource estimate on SEDAR.

The initial underground drill targets included the plunge and strike extensions of the 8 Zone trend as well as conceptual targets associated with the 8 Zone trend. The 8 Zone trend has all the characteristics of other high grade Red Lake systems and has seen limited exploration.

Phase II drilling included 14,800 metres in 9 holes and continued through to the end of 2011. Dewatering and rehabilitation of the Madsen Mine continued during the year with water levels below the 17th level.

Claude Resources Inc. – 2013 Annual Information Form	16

Later in the second quarter of 2011, the Company completed a short form prospectus offering. The offering consisted of the issuance of 20,000,000 common shares of the Company, on a bought deal basis, at a price of $2.50 per common share as well as the issuance of 3,000,000 common shares, also at $2.50 per share, to the underwriting syndicate pursuant to an over-allotment option. Gross proceeds from the offering was $57,500,000. The Company used the net proceeds of the offering for the continued exploration and development of its projects and for general corporate purposes.

Also during the second quarter, the Company undertook initial metallurgical and engineering testwork on the Amisk drill core to assess metallurgical recovery and processing characteristics. The initial metallurgical testing indicated that gold and silver mineralization is amenable to conventional cyanide leaching. Results from three composite samples from the Amisk Gold Deposit returned an average of 89.4 percent recovery for gold and an average of 80.8 percent recovery for silver. Finer grinds resulted in higher recoveries for all metals, with peak recoveries of 91.7 percent and 92.8 percent for gold and silver, respectively.

In July 2011, the Company announced significant drill results from its underground exploration program at the Seabee Mine as well as two promising holes from the L62 zone. The L62 zone is located approximately 200 metres from existing Seabee underground infrastructure, 1,000 metres below surface. Drilling continued throughout the remainder of the year and a second underground diamond drill was added to expedite exploration of this new zone. Highlights from 2011 drilling are provided below:

•	8.81 grams Au per tonne over 4.9 metres true width (U11-349);
•	39.75 grams Au per tonne over 10.0 metres true width (U11-629), including 528.1 grams Au per tonne over 0.7 metres;
•	14.01 grams Au per tonne over 5.0 metres true width (U11-637);
•	261.28 grams Au per tonne over 3.6 metres true width (U11-638), including 1,563 grams Au per tonne over 0.5 metres;
•	195.06 grams Au per tonne over 2.29 metres true width (U11-651); and
•	24.16 grams Au per tonne over 5.71 metres true width (U11-663).

During the fourth quarter, the Company announced its intent to acquire all of the shares of SEM that it did not already own by way of a court approved plan of arrangement. SEM owned 35 percent of the Amisk Gold Project, a gold and silver exploration property in the prolific Flin Flon mineral district.

Item 3 Description of the Company’s Business

3.1 General

The Company is engaged in the acquisition, exploration, and development of precious metal properties and the production and marketing of minerals. All of Claude's mineral properties are located in northern Saskatchewan and northwestern Ontario.

The Company’s mineral property portfolio includes the Seabee Property, which includes two producing gold mines and various exploration properties located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of La Ronge, Saskatchewan. This property has been in operation since December 1991, producing 1,066,941 ounces of gold to December 31, 2013. In 2013, gold production was 43,850 ounces compared to 49,570 ounces in 2012.

The Company also owns 100 percent of the Amisk Gold Property, located in the province of Saskatchewan, 20 kilometres southwest of Flin Flon, Manitoba, which covers an area of 40,400 hectares.

A detailed description of the Seabee Property and the Company’s other mineral properties is found under “3.3 Mineral Properties”.

Operations, although affected by weather, are not seasonal as gold is produced year round. Gold is a commodity for which there is an active market and is not differentiated from the products of competitors. Therefore, the Company conducts no special marketing and its revenue is determined by prevailing market prices.

Claude Resources Inc. – 2013 Annual Information Form	17

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company’s competitive position is disclosed in “3.2 Risk Factors”, under “Industry Competition may Hinder Corporate Growth”.

3.2	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the Company’s 2013 annual report, the following risk factors should be considered in evaluating the Company.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability, Cash Flow and Ability to Operate as a Going Concern

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2013, the market price per ounce for gold ranged from a low of U.S. $1,192 to a high of U.S. $1,694 with an average price of U.S. $1,411.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to begin development of its properties, or commence or, if commenced, continue commercial production.

Uncertainty of Production Estimates can Negatively Impact Earnings and Cash Flow

The Company’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during the course of mining, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

Claude Resources Inc. – 2013 Annual Information Form	18

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company’s exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Fluctuations in the U.S. Dollar versus Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold is denominated in U.S. dollars and, accordingly, the Company’s proceeds from gold sales will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2013, the CDN$/US$ exchange rate ranged from a low of $0.9838 to a high of $1.0704 with an average of $1.0298.

Limitations under Credit Facilities

The Company’s secured credit facilities may limit, among other things, the Company’s ability to permit the creation of certain liens, make investments or dispose of the Company’s material assets. In addition, these credit facilities may limit the Company’s ability to incur additional indebtedness and requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under one or both of the credit facilities. If an event of default under the credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. In such an event, the Company may not have sufficient funds to repay amounts owing under the facility.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

Claude Resources Inc. – 2013 Annual Information Form	19

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties and materially impact the Company’s business and financial condition.

At current gold prices and forecast production, Management believes operating cash flows, combined with the recent closing of the Madsen Asset Sale Agreement and NSR Royalty Agreement, will be sufficient to fund the Q1 2014 winter road resupply and 2014 operations.

Fluctuations in External Factors Affecting Costs

The Company’s production costs are dependent on a number of factors, including refining charges, and the cost of inputs used in mining operations, including, but not limited to, equipment, labour (including contractors), petroleum, chemical reagents, tires and power. All of these factors are beyond the Company’s control. If the Company’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Unfavourable Government Regulatory Changes May Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of Saskatchewan and Ontario as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Aboriginal Rights, Title Claims and the Duty to Consult may Delay Projects

Exploration, development and mining activities at the Company’s Saskatchewan and Ontario properties may affect established or potential treaty or Aboriginal rights, title or other claims held by Aboriginal groups, in these circumstances, First Nation and Métis, with related duty to consult issues. The Company is committed to effectively managing any impacts to such rights, title and claims and any resulting consultation requirements that may arise. However, there is no assurance that the Company will not face material adverse consequences because of the legal and factual uncertainties associated with these issues.

Failure to Effectively Manage the Company’s Tailings Facilities could Negatively Impact Gold Production

The Company’s Seabee Mill produces tailings. Managing these tailings is integral to gold production. The Seabee Operation’s East Lake and Triangle Lake tailings management facilities have the capacity to store tailings from milling ore from the Seabee Mill until approximately 2016. The Company is currently in the process of planning tailings capacity expansion beyond 2016. This will support the extension of Seabee’s mine life and provide additional tailings capacity to process ore from the Santoy 8 deposit and other potential sources such as the Santoy Gap deposit within the Santoy Mine Complex. If the Company does not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Claude Resources Inc. – 2013 Annual Information Form	20

Changes to Safety, Health and Environmental Regulations Could Have a Material Adverse Effect on Future Operations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed or sold to third parties. Generally, the Company is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. The Company is required to provide financial assurances as security for reclamation costs, which may exceed the Company’s estimates for such costs. The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will at all times be in compliance with all safety, health and environmental regulations or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulation. For example, emissions standards are poised to become increasingly stringent. Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Decommissioning and Reclamation Obligations May Constrain Production

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the costs of decommissioning and reclaiming sites. Decommissioning plans have been filed for the Seabee and Madsen properties. These plans are reviewed, as necessary, or at the time of an amendment or renewal of an operating licence. Regulators may conduct a further review of the detailed decommissioning plans, and this can lead to additional requirements, costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation and financial assurances regulators may require in the future.

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its 2013 Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.1million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favour of the Ministry of Environment in the amount of $1.6 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next five years as follows: 2014 - $0.5 million; 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and, 2018 - $1.5 million.

Claude Resources Inc. – 2013 Annual Information Form	21

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Until Mineral Reserves or Mineral Resources are actually mined and processed, Mineral Reserve and Mineral Resource grades must be considered as estimates only.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2013, there were stock options outstanding to purchase 7,936,361 common shares and share purchase warrants outstanding, issued pursuant to the CCP Debt Facility (see Item 2, General Development of the Business), to purchase 5,750,000 common shares. Subsequent to December 31, 2013, the share purchase warrants were cancelled pursuant to terms of a waiver and amendment agreement with CCP. The common shares issuable under these options and warrants, if fully exercised, would constitute approximately 7.2 percent of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and its business.

Impairment of Assets may Impact Operational Performance

In accordance with IFRS, the Company capitalizes certain expenditures relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, changes to gold price or cost assumptions, changes to Mineral Reserve or Mineral Resource grades or the Company’s market capitalization being less than the carrying amounts of its mining properties and plant and equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term gold prices, foreign exchange rates, discount rates, future capital requirements, Mineral Reserve and Mineral Resource estimates, operating performance as well as the definition of cash generating units. It is possible that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or a decline in the fair value of its cash generating units or other assets may, over time, result in impairment charges.

Claude Resources Inc. – 2013 Annual Information Form	22

If the Company determines that an asset is impaired, the Company will charge against earnings any difference between the carrying amount of the assets and the estimated fair value less cost to sell those assets. Any such charges could have a material adverse effect on the Company’s results of operations.

Extreme and Persistent Weather Conditions could Cause Operating and Exploration Difficulties

The Company’s mining and exploration properties are all located in Saskatchewan and Ontario. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee and Amisk properties, the Company has examined property search abstracts from the Saskatchewan Ministry of the Economy as well as made inquiries and reviewed lease files from the Ministry. It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

We May Not be Able to Hire Enough Skilled Employees to Support Operations

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance. In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour. Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

The Company is Subject to Evolving Corporate Governance and Public Disclosure Regulations that have Increased the Cost of Compliance and the Risk of Non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian and United States governmental and self-regulating organizations, including the Canadian Securities Administrators, the Toronto Stock Exchange, the SEC and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Efforts to comply with new regulations have resulted, and are likely to continue to result in, increased general and administrative expenses and a diversion of Management time and attention from revenue-generating activities to compliance activities.

Claude Resources Inc. – 2013 Annual Information Form	23

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States (“U.S.”) Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located in Canada. Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Internal Controls Provide No Absolute Assurances as to Reliability of Financial Reporting

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. The Company’s failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

Internal Control Over Financial Reporting

Based on Management's 2013 assessment, it was concluded that, as a result of the material weakness in Internal Controls over Financial Reporting ("ICFR") discussed below, ICFR was not effective as at December 31, 2013.

Management noted that as at December 31, 2013, with respect of Income Taxes, there was a lack of review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions. This control deficiency resulted in the Company recording adjustments to deferred income tax assets, deferred income tax liabilities and deferred income tax expense. This control deficiency relating to complex, non-routine transactions and provisions creates a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

Claude Resources Inc. – 2013 Annual Information Form	24

The Company is Subject to Certain Legal Proceedings and May be Subject to Additional Litigation in the Future

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature, including in relation to alleged infractions of environmental compliance matters, and may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. As such, situations may arise where such directors are in a conflict of interest with the Company. The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Code of Ethics Policy.

3.3	Mineral Properties

The Company’s mineral property portfolio includes the Seabee and Santoy 8 producing gold mines, and a portfolio of exploration properties located in the Provinces of Saskatchewan and Ontario. The Company has assembled the majority of its property portfolio in and around the Seabee and Santoy 8 Mines (including the Santoy Gap deposit, Neptune and Porky Lake exploration projects) and Amisk Gold Property in Saskatchewan, and the formerly producing Madsen Mine in Ontario (which was sold in the first quarter of 2014 – see “General Development of the Business – Recent History”). At the Seabee Operation and Madsen Property, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties located around it either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee and Santoy Mine Complex are producing gold.

CLAUDE ASSET LOCATIONS

Except for the operations from Seabee and the Santoy Mine Complex, all of the Company’s mining properties are at the exploration stage. Among the Company’s exploration projects, those within trucking distance of the Seabee Mill will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

Seabee Mine

The Seabee Mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced 1,066,941 ounces of gold including 43,850 ounces produced in 2013.

SEABEE PROPERTY

Claude Resources Inc. – 2013 Annual Information Form	25

SEABEE AREA

Property Description and Access

The Seabee Gold Operation has produced gold from five mineral leases. It currently is producing from ML5519, ML5520 and ML5543. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100 percent working interest, subject to a 30 percent Net Profits Interest, in the surrounding Currie Rose property (in August 2010, the Company purchased the 30 percent Net Profits Interest on the Currie Rose Property). After fulfilling the conditions in the option agreement and obtaining a 100 percent interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999. The leases were renegotiated in June of 2002 and expire in 2025. Additional mineral leases were added during 2007 at Porky West (ML 5536) and Santoy 7 (ML 5535) and during 2009 at Santoy 8 (ML 5543) and Santoy Gap (ML 5551) during 2013. Late in 2012, the Company staked an additional 3,350 hectares, taking its current land position to in excess of 17,750 hectares.

Figure 1: Seabee Property showing significant gold deposits and occurrences

The Seabee Gold Operation is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Claude Resources Inc. – 2013 Annual Information Form	26

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 1,275 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee Operation directly supports a workforce of approximately 300 employees with permanent camp facilities. Electrical power is provided by a transmission line to the operation by the provincial power authority, Saskatchewan Power Corporation.

Property Royalties

Red Mile Royalty Agreements

From 2004 through 2007 the Company sold production royalties pursuant to four Royalty Agreements, for proceeds of $7.1 million, $14.0 million, $35.0 million and $25.6 million, respectively. Proceeds from the sale of the royalties were deposited in exchange for a restricted promissory note. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense. Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership which owns the royalty, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of each Royalty Agreement. This would effectively terminate the applicable royalty obligation. In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold:

Table 7: Summary of NPI’s Pursuant to Red Mile Royalty Agreements

	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement
Net Profit Interest

Applicable years	2010-2014	2011-2015	2012-2016	2013-2017
Percent	2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds	$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

Prior to any NPI payment, the Company is entitled to first recover from the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At December 31, 2013, the cumulative carry forward amounts remained in a deficiency position under each of the agreements. Using current production, price and cost forecasts within the Company’s current Life of Mine Plan, no payments are anticipated over the remaining life of these NPIs.

Santoy Project Net Profits Interest

Subject to the Agreement for Assignment of Mineral Dispositions dated the 21st day of March, 1984 between Saskatchewan Mining Development Corporation ("Cameco") and Claude Resources Inc., there was a five percent NPI on the Company's Santoy property.   During the first quarter of 2014, the Company entered into an agreement to purchase the Santoy Project NPI for $0.3 million.

Saskatchewan Government Production Royalties

Royalties are payable to the province of Saskatchewan under the terms of the Mineral Disposition Regulations, 1986. The royalty is calculated on five percent of the first million ounces of production escalating to 10 percent thereafter on net operating profits and becomes payable once capital and exploration costs are recovered. At current and anticipated production rates, Crown royalty payments are not expected to be required during 2014 or 2015. To date, there have been no royalty taxation payments made to the province.

Claude Resources Inc. – 2013 Annual Information Form	27

Seabee Operation NSR

During the first quarter of 2014, the Company announced the closing of an NSR Royalty Agreement on all future gold sales at the Seabee Gold Operation, with Orion Mine Finance Fund. Pursuant to this transaction, proceeds of US $12 million were received by the Company in exchange for a three percent NSR. The NSR Royalty Agreement provides the Company with the option to repurchase half or 1.5 percent of the 3 percent NSR for US $12 million, expiring on December 31, 2016. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month.

History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude which became the owner.

After its acquisition of the Seabee Property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited (subsequently Placer Dome Inc., “Placer”). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed and 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee Property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. The Company engaged Cominco Engineering Services Limited (“Cominco Engineering”) to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August 1989 and subsequently revised the study in May 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee Mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped gabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

The Seabee Property is underlain by the Laonil Lake gabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Claude Resources Inc. – 2013 Annual Information Form	28

Mine Details

Construction of the Seabee Mine began in 1990. The mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel. The Seabee Operation employs approximately 300 workers with 160 on site at any given time, subject to seasonal adjustments. Approximately 190 persons are employed in the mill, surface maintenance, electrical, catering, surface, diamond drilling and technical services areas. The majority of these employees are on a two week-in and two week-out rotation. The remaining 110 people are employed in the underground operations. Camp facilities on site are capable of accommodating 195 people and are supported by a full complement of dining and recreation facilities.

Claude received regulatory approval in 1991 to deposit mill effluent and tailings into the dewatered East Lake. The East Lake Tailings Management Facility (“TMF”) was near capacity by the end of 2004; therefore, a new TMF was proposed.

Claude selected Triangle Lake as the preferred site for the construction of a new TMF. Conditional regulatory approval to deposit tailings in Triangle Lake was obtained in 2004.

The proposed TMF at Triangle Lake included two containment dams, North Dam and South Dam, at the north and south ends of the Triangle Lake basin, respectively. The North Dam was to provide tailings containment between Triangle and Pine Lakes, while the South Dam was to divert surface runoff from the lowlands south of the Triangle Lake and provide tailings containment. Regulatory approval was granted in August 2004 to construct the North Dam. A preliminary design for the South Dam was completed in August 2005 and the dam itself was completed in 2006.

In 2007, the Company raised the height of the Triangle Lake Dams to 454.0 metres elevation, recommissioned the water treatment plant and installed evaporators at its TMF. Designs and construction to raise the Triangle Lake dams to the 460.0 metre elevation have been approved by Saskatchewan Environment. Construction will be completed in stages and in 2012 construction was completed up to the 457.0 metre elevation. Review and approval to store tailings up to the new elevation was received in April 2013. Staged upgrades to the tailings facilities will continue up to the 460.0 metre elevation. Costs to reach the 460.0 metre elevation are expected to be approximately $1.0 to $2.0 million.

Engineering studies also proposed stacked tailings for the East Lake TMF which could extend TMF capacity by four to five years, at current production rates. Stacked tailings, a process which allows for tailings impoundment to exceed final dam elevation, has been used successfully in other mining jurisdictions in Canada. The Company expects the stacked tailings process will also be completed in stages with annual costs of up to $1.0 million.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Seabee Operation in the amount of $1.6 million. As security for these letters of credit, the Company has provided investment certificates in the same amount. In April 2011, the Company submitted an updated decommissioning plan for the Seabee Operation. Initial comments were received from Saskatchewan Environment during the first quarter of 2012 with continuing discussions occurring throughout 2012. In 2013, a final agreement on the decommissioning plan was accepted with the full cost of the plan being approximately $6.1 million.

The Company uses a variety of mining methods to extract ore from the gold deposits. The selection of the method is dependent upon a variety of factors including: orebody geometry, dip, location, personnel and equipment availability, etc. The major mining methods include:

•	Longhole Mining: Most of the mining is completed via longhole mining. This method is employed in steeply dipping orebodies. Strike length is limited and ore pillars, or rib pillars, are left in place to control dilution.
•	Avoca long hole mining: In high value ore with appropriate access points, avoca mining increases ore recovery as there are no pillars left for ground stability. Ore is blasted at one end of an open stope while dry waste rock fill is added to the other end to limit the length of the exposed wall in order to control wall failure.

Claude Resources Inc. – 2013 Annual Information Form	29

•	Cut and Fill: In shallow dipping orebodies cut and fill methods are employed to maximize ore recovery. In this method mining progresses from bottom up with individual lifts of ore (3-5 metres vertical) are extracted. Waste rock is backfilled into the open cavity before mining of the next lift up.
•	Alimak mining: In narrow orezones or zones with significant capital development requirements, alimak mining is employed to minimize development requirements. Alimak mining requires an upper and lower access point between which an alimak raise is excavated. Production activities can be conducted from the alimak raise itself, or from a development drift excavated off the raise.

The zones currently being mined are accessed by a ramp driven to the 1,200 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth on the 970 thru 1,100 levels, as well as the L62 zone between the 690 and 900 level. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with extensions commissioned in November 2003 and February 2013), provides ore and waste transport to surface. As much as 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill.  Seabee operated under a five year mine plan focusing on the 2b, 2c and L62 zones while continuing to expand and explore for additional underground ore zones. The mill process consists of a three stage crushing circuit, a three stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.

During 2011, exploration efforts focused on drill testing of the newly discovered L62 zone. The L62 zone is located approximately 200 metres from existing Seabee Underground infrastructure on multiple levels. Recent drilling was completed between September and December of 2011, with the results to be incorporated into an updated National Instrument 43-101 resource calculation anticipated in the first quarter of 2012. Highlights of recent drilling of the L62 zone results include:

•	12.81 grams of gold per tonne over 6.70 metres true width (U11-649);

•	14.83 grams of gold per tonne over 5.19 metres true width (U11-650);

•	195.06 grams of gold per tonne over 2.29 metres true width (U11-651);

•	22.03 grams of gold per tonne over 4.41 metres true width (U11-661);

•	24.16 grams of gold per tonne over 5.71 metres true width (U11-663); and

•	27.06 grams of gold per tonne over 4.83 metres true width (U11-382).

Drilling intercepted economic grades and widths approximately 25 metres along strike and 125 metres up-dip from previous high grade intercepts. The L62 zone is now interpreted to have an estimated strike length of up to 100 metres and a dip length of 400 metres. Drilling immediately down plunge encountered sporadic economic grades, with the geological structure considered open in all directions.

Since discovery during the second quarter of 2011, the L62 zone has been the focus of an aggressive exploration program and has grown rapidly. The Company commenced underground development towards the L62 zone in October, two months earlier than originally planned, incorporated the L62 zone into Seabee’s production profile in the second half of 2012.

During 2012, the Company was able to effectively upgrade a significant portion of the Inferred Resource into the Indicated category while continuing to grow the Santoy Gap deposit. Furthermore, the infill drill program demonstrated that a high grade core exists with widths of up to 20 metres. The Santoy Gap deposit represents a great opportunity for the Company due to its proximity to permitted mine infrastructure, low development cost, near-term production potential and impressive grade.

In 2013, exploration activities included significant semi-detailed mapping near Seabee, drilling of 4,300 metres, development, compilation and prospecting of a number of near-mine targets. Through application of an updated structural model for both the Seabee and Santoy regions, the Company’s exploration department generated a number of targets for evaluation during 2013. A number of these targets were advanced through sampling, stripping and mapping with a goal of advancing towards drill readiness. Results from the 2013 program continue to support the potential for further discovery within the Seabee footwall environment.

Claude Resources Inc. – 2013 Annual Information Form	30

Figure 2: Seabee Mine Composite Longitudinal Section

Seabee Mine Future Work Programs

Mineralization is known to extend below the current lowest working levels at Seabee, in addition to known veins not yet mined. Claude is planning in excess of 50,000 metres of underground drilling at Seabee and Santoy to replace production. Drilling will be focused on the extension at depths of the 2B and 2C veins.

In addition, 2014’s exploration budget will focus on: evaluating the down-plunge extension of the Santoy Gap and Santoy 8 Lenses; expanding recently discovered parallel zones near Santoy; and initial drill testing of several near-Seabee targets. Infill drilling at the Santoy Gap Lens, which will continue throughout 2014, will also be prioritized to grow the reserve base and convert additional ounces from the Inferred to Indicated category.

The following table details the operating data of the Seabee Operation for the last 5 years:

Table 8: Seabee Mine Operating Data

	IFRS				Canadian GAAP
December 31	2013	2012	2011	2010	2009

Ore Milled (tonnes)(1)	280,100	275,200	257,200	204,000	247,600
Grade processed (grams per tonne)	5.11	5.86	5.68	7.55	6.17
Mill Recoveries (%)	95.3	95.6	95.3	95.5	95.3
Gold Produced (ounces) (1)	43,900	49,600	44,800	47,300	46,800
Gold Sold (ounces) (2)	44,800	48,700	44,600	44,000	43,600

Cash Cost (CDN$/ounce of gold sold) (3)	$983	$997	$908	$709	$699
Cash Cost (US$/ounce of gold sold) (3)	$954	$998	$918	$689	$613

Claude Resources Inc. – 2013 Annual Information Form	31

(1) Includes tonnes milled and ounces produced from the Santoy 8 Project (2010) and Porky West Bulk Samples (2009).

(2) Statistic excludes ounces sold from the following projects not yet in commercial production: Santoy 8 Project (2010) and the Porky West Bulk Samples (2009).

(3) The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee Operation, before depreciation, depletion and accretion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs. A reconciliation of the cash costs in the above table is provided below:

Consolidated Total Cash Costs (U.S. Dollar)

Per Gold Ounce Sold

Table 9: Summary of Consolidated Total Cash Costs for the Years ended December 31

	IFRS				Canadian GAAP
December 31	2013	2012	2011	2010	2009

Cash operating costs	$954	$998	$918	$689	$613

Less: Royalties	—	—	—	—	—
Total cash costs	$954	$998	$918	$689	$613

Gold ounces sold	44,800	48,700	44,600	44,000	43,600
Mine operating costs (US $ millions)	$42.8	$48.5	$41.0	$30.3	$26.7
(CDN $ millions)	$44.1	$48.5	$40.5	$31.2	$30.5

Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

Since commencement of production in 1991, the mill has processed nearly 4.9 million tonnes of ore at an average head grade of 7.28 grams of gold per tonne producing 1,066,941 ounces of gold to December 31, 2013.

Seabee Property – Santoy Region

The Santoy Lake property is an 11,400 acre (4,566 hectares) claim group located approximately 14 kilometres east of the Company’s operating Seabee Mine and hosts the Company’s Santoy Mine Complex (which includes the Santoy 8 and Santoy Gap deposits). Claude holds a 100 percent interest in the property subject to a five percent NPI. An all-weather road providing access from the Seabee Mill was completed in 2006 and continues to be upgraded. During 2009, the Company completed the construction of the power line extension from the Seabee mine to the Santoy Mine Complex. During the second quarter of 2011, the Company declared that its Santoy Mine Complex had achieved commercial production effective January 1, 2011. During 2013 and 2012, the Santoy 8 deposit within the Santoy Mine Complex produced 17,718 ounces and 16,944 ounces of gold, respectively.

Geology

Mineralization in the zones is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. It has been confirmed that the Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone is open at depth. Mineralized sections of this zone range in thickness from 1.5 to 15 metres. The Santoy 8 and 8 East zone deposits are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. The 8 and 8 East zones start about 2.5 kilometres south of Santoy 7, and extend for at least 1,000 metres further south. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. During 2011, drilling defined the Santoy Gap deposit approximately 400 to 1,000 metres north of the Santoy 8 deposit. The deposit is about 650 metres along strike and extends to depths in excess of 500 metres. In 2013 and 2012, infill and exploration drilling continued to confirm and expand the Santoy Gap system.

Claude Resources Inc. – 2013 Annual Information Form	32

History

In 1998, work crews conducted basic prospecting and mapping and discovered several new veins. In the first quarter of 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject of an ongoing exploration program with two significant deposits (Santoy 7 and Santoy 8 and 8 East) outlined in 2004 and 2005.

The 2004 and 2005 drilling programs concentrated on Santoy 6, 7 and 8 zones. Seven gold zones had been discovered on the Santoy property during the Company’s previous prospecting programs, with the 7 and 8 zones looking the most promising.

In 2004, there were 5 holes drilled in Santoy 6 (598 metres), 48 holes in Santoy 7 (6,164 metres) and 21 holes (2,797 metres) drilled in Santoy 8.

The 2005 program in the Santoy area was devoted to the Santoy 8 and 8 East zones. Sixty-eight diamond drill holes totaling approximately 15,296 metres were drilled. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.

Permit applications for an all-weather access road and bulk sampling were submitted to the Provincial Government in 2005. Permitting was granted to bulk sample the Santoy 7 zone in the third quarter of 2005, with physical work starting in February of 2006.

During 2007, concurrent with the processing of Santoy 7 bulk sample tonnes in the first half, infill drilling continued on Santoy 7 and Santoy 8 to provide more accurate information for proposed mine plans. The Santoy area, as a whole, contains a number of high grade gold showings, some of which were drill-tested in previous years. Bulk sampling of the Santoy 7 deposit was initiated during the first quarter of 2007 and continued through to October when commercial production was attained. During 2008 and 2009 mining continued on three levels at a production rate of approximately 150 tonnes per day. During the first quarter of 2010, mining operations at Santoy 7 ceased due to depletion of existing reserves.

At Santoy 8, Claude carried out a drill program of 147 diamond drill holes totaling 31,670 metres in Santoy 8 (23,430 metres in 103 holes) and Santoy 8E (8,240 metres in 44 holes). The program provided 25-metre infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions. Gold mineralization at Santoy 8 has been extended to a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.

The core from this program was logged and split at the Company's core logging facility at the Seabee Mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by an independent accredited lab. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

During 2008, Claude updated its NI 43-101 compliant Mineral Resource estimate at Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it planned to mine in the first three years of the Santoy 8 Project.

The Santoy power line project, which ties the Santoy Mine Complex to the provincial power grid, was completed during 2009. Portal construction and surface infrastructure for the planned development of the Santoy Mine Complex to access the Santoy 8 deposit were also initiated in late 2009. The Company completed the environmental studies and received the permits required for commercial mining of the Santoy 8 and 8E deposits in 2010.

During 2010, Claude continued underground development and advanced the Santoy Mine Complex Project towards the commercial production decision made during the second quarter of 2011.

Claude Resources Inc. – 2013 Annual Information Form	33

Exploration during 2010 continued with a drill program targeting the Santoy Gap deposit as well as infill and extension drilling in proximity to Santoy 8. The program was designed to test the Santoy shear system between the Santoy 7 and 8 deposits as well as the down plunge continuity of the Santoy 8 and 8E deposits. Historic drill testing of the shear system has focused on relatively shallow drill holes with 200 metre spacings. Results from the 2010 program successfully outlined continuity at depth for both the Santoy 8 and 8E deposits and provided encouraging results from the Santoy Gap deposit. The target at the Santoy Gap deposit is located 300 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex.

During 2011, drilling targetting the Santoy Gap deposit included 33,000 metres of drilling in 82 holes. Drilling has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system and has expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres long. Highlights of full year drilling provided below:

Table 10: Highlights from 2011 Santoy Gap drilling

Hole ID	Easting	Northing	From (m)	To (m)	Au Grade (g/t)	Width (m)

JOY-11-565*	599043	6170888	396.22	397.68	27.65	1.46
JOY-11-588	599021	6170706	222.16	231.94	35.00	9.78
		Incl	231.44	231.94	533.00	0.50
JOY-11-589	599237	6170826	468.66	470.63	46.44	1.97
JOY-11-594	598995	6170771	289.42	291.70	14.75	2.28
		And	301.17	305.21	16.14	4.04
JOY-11-600	598968	6170808	290.36	291.77	56.23	1.41
JOY-11-606	599247	6170665	395.33	403.13	12.95	7.80
		Incl	397.08	400.14	23.44	3.06
JOY-11-611	599292	6170777	455.13	458.95	9.74	3.82
		Incl	456.67	457.81	23.24	1.14
JOY-11-535	599349	6170487	310.57	316.00	10.30	5.43
JOY-11-549	599178	6170745	330.38	336.62	6.73	6.24
JOY-11-551	599205	6170769	405.77	408.59	22.06	2.82
JOY-11-554	599146	6170803	413.20	415.44	41.94	2.24
JOY-11-555	599146	6170803	377.40	397.65	12.79	20.25
		Incl	377.40	378.40	144.00	1.00
JOY-11-556	599146	6170803	323.00	343.48	19.10	20.48
		Incl	331.00	331.59	524.00	0.59
JOY-11-580	599097	6170891	364.06	365.78	36.51	1.72

Note: * Partial result, certain assays within zone are pending. Composites calculated at 3.0 g/t cut-off and may include internal dilution. True width is interpreted to range from 70 to 95% drilled width.

During 2012, the Company’s exploration program focused on aggressively exploring the Santoy Gap deposit and its relationship to the Santoy 8 deposit body to depths up to 750 metres. Infill and exploration drilling continued to confirm and expand the Santoy Gap system. A total of 71 holes and 35,000 metres were completed in and around the Santoy Gap Lens and along the Santoy Regional Shear Zone during 2012. The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These recent intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

Claude Resources Inc. – 2013 Annual Information Form	34

Highlights from 2012 Santoy Gap drilling include:

Table 11: Highlights from 2012 Santoy Gap drilling

Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-12-622	599436	6170747	403.57	405.29	4.81	1.72	HW
		And	722.00	723.00	6.20	1.00	FW
JOY-12-624	599148	6170973	519.71	520.43	7.87	0.72	FW
JOY-12-630	598791	6170890	272.27	272.77	13.60	0.50	GAP
JOY-12-636	599035	6170957	415.77	432.50	6.91	16.73	GAP
JOY-12-638	599035	6170957	398.00	400.30	13.94	2.30	GAP
JOY-12-643	598950	6170670	181.75	183.57	41.88	1.82	GAP
JOY-12-648	599073	6170506	61.92	62.42	17.25	0.50	Other
		And	158.00	159.00	11.45	1.00	GAP
JOY-12-657	599124	6170848	322.24	322.79	23.20	0.55	GAP
JOY-12-661	599124	6170848	345.20	345.70	14.90	0.50	GAP
JOY-12-664	599080	6170572	135.14	135.64	15.45	0.50	GAP
JOY-12-665	599094	6170889	378.25	380.00	13.84	1.75	GAP
JOY-12-666	599000	6170595	143.29	143.95	20.30	0.66	GAP
JOY-12-667	599000	6170595	124.57	126.24	10.75	1.67	GAP
JOY-12-670	599010	6170745	253.59	255.97	11.50	2.38	GAP
JOY-12-674	599207	6170942	520.15	526.45	4.67	6.30	GAP
		And	566.25	567.25	49.50	1.00	FW
JOY-12-677	599154	6170781	321.04	350.78	14.58	29.74	GAP
JOY-12-678	598827	6170985	230.50	231.50	50.30	1.00	GAP
JOY-12-679	599155	6170775	343.99	364.28	13.81	20.29	GAP
JOY-12-682	599155	6170775	374.60	375.60	27.20	1.00	GAP
		And	400.80	405.50	11.07	4.70	GAP
JOY-12-686	599287	6170925	642.40	648.33	8.16	5.93	GAP
JOY-12-688	599481	6170719	416.20	422.20	5.07	6.00	HW
JOY-12-689	599537	6170658	382.84	387.37	3.51	4.53	HW
		And	603.00	604.32	4.68	1.41	GAP
		And	607.50	609.08	5.03	1.58	GAP

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

Claude Resources Inc. – 2013 Annual Information Form	35

Figure 3: Santoy Region Composite Longitudinal Section of the Santoy Mine Complex

In addition to extending the mineralized system, the program discovered a sub-parallel lens to the Santoy Gap deposit, approximately 150 metres to the east. These latest drill intercepts continue to affirm the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length.

The 2013 surface drill program consisted of three step-out drill holes targeting the down-plunge extension of the Santoy Gap and Santoy 8 deposits. Of these, two drill holes returned high grade intercepts, interpreted to represent extensions of the mineralized system. Testing intercepted the Santoy Gap and or Santoy 8 structures. Down-plunge drilling tested the extension of Santoy 8 intercepted a vein system hosted in a thick package of highly altered shear zone.

Drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource. Theses stepout drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Santoy Gap results are highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program. The intercept is located 400 metres down plunge from existing Santoy 8 inferred resources and 200 metres along strike from the Santoy Gap inferred resources. Drill hole JOY-13-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits.

Santoy Region Future Work Programs

At Santoy drilling will be focused on infill drilling on the Santoy Gap deposit for conversion into reserves as well as production definition drilling. Additional drilling will evaluate extensions at depths of the Santoy 8 deposit.

Based on the Santoy Gap deposit’s Inferred Resource, positive exploration results and proximity to the existing Santoy 8 infrastructure, the Company has initiated an 850 metre long exploration drift to allow for infill drilling and upgrading of the Inferred Resource.

Claude Resources Inc. – 2013 Annual Information Form	36

Figure 4: Map of the Santoy Region

Seabee Property – Currie Rose

Claude's 11,000 acre (4,500 hectare), 100 percent owned Currie Rose property adjoins the Seabee property with most of the ground under disposition lying to the west, north and east.

Geology

The geology of the Currie Rose property is similar to that observed in the previously described Seabee Mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values. As reported above, gold-bearing shears traverse this sequence. See “History” below for further detail.

Claude Resources Inc. – 2013 Annual Information Form	37

History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer. Placer was the exploration operator from 1984 to 1990. Approximately $2.6 million was spent on various exploration activities on the property during this period.

Placer’s option on the property expired in 1991 with Currie Rose Resources regaining a 100 percent interest. No exploration work was conducted until 1994 when Claude entered into an option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 zone which was adjacent to the western boundary of the Seabee Property claims.

In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee Property’s western boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that required follow-up drilling.

The work program in 2000 included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee Mine. The Porky Main and West zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter. The Porky Lake drilling resulted in the discovery of the Porky West zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres. Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Drilling in 2003 on the Porky West zone had as its goal, the delineation of this mineralized structure to depth and along strike. The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone. An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west. This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone. Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously thought with greater continuity of the associated sulfide phases.

Drilling in 2004 in the Porky Main zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams per tonne in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 grams per tonne in the Inferred Mineral Resource category. This resource estimation was done using the sectional method, with a 3.0 grams per tonne cut-off grade and a 42.5 grams per tonne cutting factor.

Claude Resources Inc. – 2013 Annual Information Form	38

The Porky West zone is located approximately 1.5 kilometres northwest of the Porky Main zone, in the northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West zone on a grid of approximately 25 by 25 metres. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.

A 6.8 kilometre all-weather road has been constructed between the Porky West zone and the Seabee mill.

In addition to the delineation drills in the Main and West zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams per tonne. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 grams per tonne over 6.3 metres.

The core from this program was logged and split at the Company's core logging facility at the Seabee mill. Assaying has been done by TSL Laboratories of Saskatoon which include random checks of pulps and rejects. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Claude continued to aggressively explore the Porky Lake area for gold deposits in 2005. Permission to conduct bulk sampling of the Porky West zone was granted in early June. Physical work began at the site with the collaring of the portal and driving about 125 metres of a 3.5 metre high by 4.0 metre wide decline ramp down to the 65 metre level. A 7,657 tonne bulk sample grading 3.69 grams per tonne was extracted in 2006 above the previously defined Mineral Resource.

There was limited exploration done in 2007. In 2008, Claude obtained an additional 35,000 tonne bulk sampling permit.  In June 2008, dewatering of the decline and underground development was initiated.  Once preparations were completed, a decline was driven down to access the 75-11 and 65-11 sills during the initial phase of the expanded bulk sampling program.  During 2008, 5,781 tonnes at a grade of 3.59 grams per tonne were processed from Porky West.

During 2009 the Company undertook a small diamond drill exploration program and completed the bulk sample program. The bulk sample program extracted and processed 33,068 tonnes of ore at 3.34 grams of gold per tonne – development reached the 115 metre level. The surface diamond drilling program extended the Porky West ore shoots down plunge.

During 2010, exploration focused on the preliminary evaluation of the Neptune target. The Neptune target is approximately six kilometres north of the Seabee Minesite. Exploration in this area was focused on the Pigeon Lake region utilizing geological, geochemical and geophysical surveys and historical drill data. The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. Peak soil values of 111 parts per billion (“ppb”) were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams per tonne (please see Claude news release “Claude Resources Inc. Drills 13.6 Grams of Gold per Tonne Over 3.0 Metres at Neptune Target” dated March 23, 2011).

Claude Resources Inc. – 2013 Annual Information Form	39

Figure 5: Neptune target showing significant gold intercepts and soil anomaly

Initial drilling revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist. Exploration efforts in 2011 included the completion of a 28 hole, 9,550 metre drill program designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres. This drill program outlined a gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres.

In 2012, the Company drilled a further 5,670 metres in 15 drill holes confirming the sporadic nature of the gold-bearing system.

Seabee Property Future Work Programs

Based on the 2012 and 2011 results from Neptune, Claude will continue to analyze the potential for these targets. However, no exploration work was undertaken in 2013 or is expected in 2014.

Seabee Area Reserves and Resources

Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee Mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were reviewed by A.C.A. Howe. From 1988-2006, A.C.A. Howe visited the mine annually and received all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviewed the reserve estimates developed by the Company’s own mining staff. From 2007 to 2010 the Mineral Reserves and Mineral Resources estimates were conducted under the direction of the Company’s Qualified Persons. In 2011, the Company engaged SRK to conduct an independent audit of the 2011 year end reserves and resources. In 2012, the Mineral Reserves and Mineral Resources estimates were conducted under the direction of the Company’s Qualified Persons. In 2013, the Company engaged SRK to act as QP on the 2013 year-end Mineral Reserves; Mineral Resources estimates were conducted under the direction of the Company’s Qualified Person, Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer.

Claude Resources Inc. – 2013 Annual Information Form	40

The methodology for estimating Mineral Reserves and Mineral Resources is an interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars. High-grade gold assays are cut to 50 grams per tonne at the Seabee and Santoy 8 mines prior to grade estimates. The Company uses a 70 grams per tonne top cut for its newly discovered L62 deposit. This cutting factor has been established from statistics and is supported by experience during the life of the mine.

Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by horizontal sill mining and projected to no more than one mine level to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by sill mining and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually 25 to 35 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves.

A block cut-off grade averaging 4.6 grams per tonne for the Seabee Mine, 3.5 grams per tonne for Santoy 8 and Santoy Gap and 3.0 grams per tonne for Porky West and Porky Main is applied to Mineral Reserves and Mineral Resources. This cut-off is the application of dilution, mining losses and mill recovery. It may be beneficial on occasion to mine and haul lower grade ore to access reserves.

The walls and back of shrinkage stopes at the mine are supported by rock bolts to minimize external dilution. Dilution can range from 10 to 40 percent, but typically a dilution factor of 20 to 25 percent is applied.

Remotely-operated scooptrams are used to retrieve the residual in-stope ore that is trapped between the drawpoints, keeping stope recovery at an approximate average of 85 percent. Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.

All samples were assayed by the Company’s non-accredited assay lab at the Seabee Mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. As well, an extensive quality assurance/quality control program including the insertion of blanks, duplicates and standards. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.5 metres. 200 gram samples were pulverized until greater than 80 percent passes through a 200 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Table 12: Seabee Gold Operation Mineral Reserves and Mineral Resources

Proven and Probable Reserves
	November 15, 2013			December 31, 2012
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	490,000	6.67	105,000	947,100	7.26	221,100
Santoy 8	362,100	4.45	51,800	628,100	4.45	89,900
Santoy Gap	1,456,700	5.68	266,100	1,210,000	6.24	243,000
Totals	2,308,800	5.70	422,900	2,785,200	6.19	554,100

Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	151,000	6.42	31,200	45,400	4.99	7,100
Santoy 8	68,000	4.55	9,900	59,300	3.28	6,200
Santoy Gap	309,400	8.44	83,900	94,000	4.65	14,000
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	100,700	3.57	11,600	111,000	3.10	11,000
Totals	789,100	6.91	175,200	469,600	5.10	77,000

Claude Resources Inc. – 2013 Annual Information Form	41

Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	421,600	9.78	132,600	355,600	8.55	97,700
Santoy 8	640,100	6.09	125,300	518,700	5.91	98,600
Santoy Gap	1,210,000	6.96	270,800	1,875,000	5.92	356,900
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	174,800	5.48	30,800	138,300	6.03	26,800
Totals	2,516,500	7.21	582,900	2,957,600	6.35	603,400

Footnotes to the Mineral Resource Statement:

1.	At November 15, 2013, Mineral Resources were estimated by Claude personnel. SRK Consulting (Canada) Inc. prepared the Company’s Mineral Reserves as at November 15, 2013. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer, a full time employee of Claude. Mr. Skanderbeg has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by NI 43-101. Mineral Reserves were conducted under the direction of Qualified Person Stephen Taylor, P.Eng (SRK Consulting (Canada) Inc.).
2.	In 2012, Mineral Reserves and Mineral Resources estimates were conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations.
3.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ NI 43-101.
4.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.6 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.5 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of CDN $1,350 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2013 realized costs.
5.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

At the Seabee Gold Operation, a decrease in overall Mineral Reserves and Mineral Resources was observed offset by an increase in grade. Year over year, changes in the Seabee Gold Operations Mineral Reserves and Mineral Resources were driven by:

•	a decrease in gold price which increased cut-off grade;
•	reduced drilling meterage focused on grade definition;
•	mining depletion; and,
•	higher dilution assumptions.

The Mineral Reserves and Mineral Resources of the Santoy Gap deposit are growing in importance and represent an opportunity for the Company due to their proximity to permitted mine infrastructure, low development cost and near-term production potential. Furthermore, based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Amisk Property

The Amisk Property, totaling 40,400 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba. Access to the property is via air, water or winter ice road from Flin Flon. The property consists of 85 mineral dispositions in the Amisk area. Some of the mineral dispositions have immaterial Net Profits Interest royalties.

The property is at the advanced-exploration stage and is currently without economic ore reserves. Therefore, the current operations on the property consist of an exploratory search for mineable deposits of ore.

Claude Resources Inc. – 2013 Annual Information Form	42

AMISK LOCATION

How Acquired

Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the "Amisk Joint Venture") was established to prospect for and locate minerals within the Amisk property. Each of Husky and Cameco had a 50 percent participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the "Amisk Lake Option Agreement") with Husky and Cameco, whereby it could earn and acquire a 35 percent participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999. Claude had spent approximately $3.4 million on this property and had earned a 35 percent participating interest under the Amisk Lake Option Agreement.

Late in 2009 the Company reevaluated the potential of the Amisk Gold Project and acquired the interests held by Cameco and Husky in early 2010. Subsequently, the Company then finalized a sale agreement with SEM to sell to SEM a 35 percent interest in the property. During the fourth quarter of 2011, the Company announced its intent to acquire all of the shares of SEM. On February 2, 2012, the Company announced the successful closing of this transaction. As a result, Claude now owns 100 percent of the Amisk Gold Project. During 2012, the Company staked an additional 16,033 hectares on the western portion of the Amisk Gold Project.

Claude Resources Inc. – 2013 Annual Information Form	43

Figure 6: Amisk Gold Project

Regional and Property Geology

The Amisk Gold Property area lies within the Laurel Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laurel Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

Claude Resources Inc. – 2013 Annual Information Form	44

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that required follow-up.

In 2001, work programs on the Amisk property focused on meeting assessment requirements as part of the option agreement obligations. In 2002, field crews mapped and resampled the margins of the Laurel Lake rhyolite dome. The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins. The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laurel Lake zone on Hyslin Bay.

There had been no field work done on the Amisk Property from 2003 to 2009.

During 2010, a 5,600 metre, 21 hole drill program on the Amisk Gold Project was completed. The program tested the extensions of the Amisk Gold Deposit as well as validated historic drill data in the core of the deposit. All of the 11 holes from the winter drill program intersected mineralization and successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization. A significant number of the holes ended in mineralization.

Based on the positive results from the second quarter drill program, a summer program that included the sampling of greater than 22,000 metres of historic core, was undertaken. Subsequent sampling of this drill core during 2010 confirmed grade continuity expanded the mineralized system and yielded 244 composite intervals greater than a 20 gram metre produced from the 278 historic drill holes. Highlights include up to 241 metres at 2.16 grams of gold per tonne and 18.9 grams of silver per tonne.

The results combined with geological compilation and modeling outline an extensive, bulk-mineable gold system. The system remains open along strike to the northeast, southwest, southeast and down-dip.

Based on the success of the 2010 winter drill program and the summer historic core sampling, the Joint Venture approved and completed a 3,300 metre drill program that expanded the strike and dip extensions of the Amisk Gold Deposit.

Combined with results from the summer historic core sampling program, 2010 drilling has expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depths of 400 metres.

On February 17, 2011, Claude released an NI 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core. The independent Mineral Resource statement was completed by SRK and is outlined in Table 13. An NI 43-101 Technical Report in support of the Mineral Resource statement was filed on SEDAR on April 4, 2011. Claude held a 65 percent interest in the Amisk Lake Gold Project at December 31, 2011, which increased to a 100 percent interest on February 1, 2012 (see "2.1 Recent History under "General Development of the Business").

Table 13: Consolidated Mineral Resource Statement* Amisk Gold Project, Saskatchewan (100 percent)

	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

*	Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S.$15 per tonne and overall pit slope of fifty degrees. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Claude Resources Inc. – 2013 Annual Information Form	45

Figure 7: Surface Projection of the Amisk Gold Deposit

During 2011, a 20 hole, 6,480 metre drill program was completed on the Amisk Gold Project. This program focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK. Twenty drill holes successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

Table 14: 2011 Summer and Fall Drill Results from the Amisk Gold Project

Hole	Easting	Northing	Az/Dip	From (m)	Length (m)	Au (g/t)	Ag (g/t)
AL-11-300	676827	6066224	80/-45	50.00	9.00	1.50	9.2
and				188.00	56.50	0.58	3.5
AL-11-301	676875	6066233	80/-45	150.00	21.00	1.15	6.7
and				205.00	24.61	1.88	12.4
AL-11-302	676910	6066380	80/-45	96.00	8.51	1.14	4.5
AL-11-303	676910	6066380	283/-45	18.00	26.00	1.02	4.3
AL-11-304	676910	6066380	0/-90	93.41	37.59	0.55	2.8
AL-11-305	676900	6066330	80/-45	175.47	8.03	1.16	6.2
AL-11-306	676885	6066283	80/-45	40.25	89.75	0.51	2.5
AL-11-307	676921	6066430	80/-45	NSI
AL-11-308	676921	6066430	285/-45	NSI
AL-11-309	676900	6066480	283/-45	18.92	1.00	5.31	13.1
AL-11-310	676900	6066480	0/-90	NSI
AL-11-311	676900	6066480	283/-60	NSI
AL-11-312	676877	6066141	70/-45	69.50	26.50	0.44	1.5
and				108.00	24.00	0.51	0.9
and				191.15	28.85	0.67	2.8
AL-11-313	676838	6066035	105/-45	37.85	16.15	1.02	7.4
and				125.00	22.00	0.54	7.6
and				185.00	19.50	0.65	2.3
and				239.47	36.53	0.61	2.9
AL-11-314	676835	6066052	90/-45	141.00	23.00	0.76	2.8
AL-11-315	676999	6066416	184/-62	87.94	12.22	1.32	6.7
Incl				95.08	1.92	5.42	30.8
AL-11-316	676868	6066443	177/-58	92.00	37.00	0.49	2.2
AL-11-317	676769	6066515	178/-58	256.00	16.50	1.37	5.7
incl				257.00	3.00	5.28	22.4
AL-11-318	676444	6066436	166/-66	69.00	1.81	0.17	11.5
and				311.00	12.00	6.24	23.5
incl				313.85	1.15	62.00	224
and				643.5	71.74	0.6	4
incl				699.5	14.00	1.64	11.8
and				728.00	37.00	0.61	2.2
incl				763.00	2.00	5.71	22.0
and				809.39	10.61	1.65	2.6
incl				809.39	2.21	6.06	8.5
AL-11-319	676744	6065948	97/-47	53.00	32.00	0.98	7.1
incl				68.00	1.00	8.95	39.7
and				159.5	29.00	0.59	5.6

Claude Resources Inc. – 2013 Annual Information Form	46

and				206.5	21.00	1.28	8.5
incl				223.00	1.50	11.3	45.3
and				339.00	18.95	1.95	14.9
incl				348.00	3.01	7.38	57.7
AL-11-320	676709	6065787	105/-47		NSI

Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. True width is variable between 60 and 100 percent of drilled width. They may include internal dilution intervals of up to 10 metres. No significant Intercept ("NSI").

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite.

A total of 20 holes comprising 6,480 metres were drilled during the fall 2011 program. The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold deposit as well as infill within the northern and eastern portion of the deposit.

Highlights of the drilling include: 6.24 grams of gold per tonne and 23.5 grams of silver per tonne over 12.00 metres and 3.39 percent zinc and 0.91 percent lead over 1.81 metres in hole AL-11-318, and 1.95 grams of gold per tonne and 14.9 grams of silver per tonne over 18.95 metres in AL-11-319. Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrotite and chalcopyrite.

Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Four holes were completed evaluating the continuity of the system to depths in excess of 700 metres. Hole AL-11-318 intercepted significant mineralization at depth with intercepts of up to 71.74 metres at 0.60 grams of Au per tonne as well as a 1.81 metre interval of 3.39 percent zinc and 0.91 percent lead in the hangingwall, 250 metres west of the deposit.

During 2012 and 2013, work on the external PEA at Amisk continued, including a technical site visit and an evaluation of the potential production rate. Detailed (as well as reconnaissance) exploration of the deposit also continued. On the Company’s newly acquired claims and western block of the Amisk Gold Project, reconnaissance work occurred with the goal of identifying similarities to Amisk’s historical geology and for potential drill targets. These claims host potential for Amisk-style Au-Ag mineralization as well as conventional base-metal deposits typical of the Flin Flon Belt.

Amisk Property Future Work Programs

No drilling was completed during 2013 and none is planned for 2014. The Company is currently considering strategic alternatives for this asset.

MADSEN PROPERTIES

On March 4, 2014, the Company closed the sale of its 100 percent interest in the Madsen Gold Project to Laurentian Goldfields. See “General Development of the Business – Recent History”. As such, the Company no longer has any interest in the properties described in this section, other than the Redaurum property.

The Madsen Properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,000 hectares) located in the Red Lake Mining District of northwestern Ontario. The properties are the Buffalo, Starratt-Olsen, Aiken-Russett, Redaurum, Hagar Option, and Madsen.

Claude Resources Inc. – 2013 Annual Information Form	47

The above properties are collectively referred to as the “Madsen Properties”. Included on the southwestern part of the Madsen Properties is the Madsen gold mine and mill. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.

Claude and Goldcorp Inc. (“Goldcorp”) signed an option agreement (the “Option Agreement”) (1) on the Madsen Properties dated December 15, 2000. The option allowed Goldcorp to earn a 55 percent working interest in the Madsen Properties by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Option Agreement. The Option Agreement was amended effective January 1, 2002 whereby Goldcorp then had until December 15, 2006 to earn the 55 percent working interest in the Madsen Properties under the same terms and conditions as described above.

(1) The Option Agreement was initially signed by Placer Dome (Canada) Ltd. However, during 2006, Goldcorp Inc. acquired the Option Agreement from Placer via Barrick Gold Corporation.

With Goldcorp unable to meet the terms of the Option Agreement, Claude regained control of the exploration project effective September 1, 2006. The Company immediately began to prepare for dewatering of the shaft to facilitate underground drilling – with the initial focus on drilling extensions of the historic high grade 8 Zone plus other zones. Preparation also began for a surface drill program that will pursue historic targets including those developed by Goldcorp.

Although the Madsen Mine is a former gold producer, the Company’s operations on the properties consisted of an exploratory search for mineable deposits of ore.

Location and Access

The Madsen Properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen Mine.

How Acquired

Claude acquired the Madsen Mine and the other properties comprising the Madsen Properties through the takeover of Madsen Gold Corp., then a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Claude Resources Inc. – 2013 Annual Information Form	48

Property	Claude’s Ownership Percentage

Madsen Mine	100%

Starratt-Olsen	100%

Aiken-Russett	100%
The property is subject to a two percent Net Smelter Return Royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.

Hagar Option	100%

Redaurum	25%
The property is subject to a 0.4 percent NSR Royalty in favour of Redaurum Limited.

Buffalo	100%.

Regional and Property Geology

The Red Lake District is situated at the western end of the Archean Uchi Subprovince which comprises a series of metasedimentary and metavolcanic rocks essentially surrounded by granitic and gneissose rocks. Several volcanic cycles have been distinguished in the area, evolving from ultramafic, through mafic and intermediate phases to a felsic cycle with abundant clastic and chemical metasediments. The rocks trend northeast and are affected by regional and local scale folding accompanied by restricted zones of intense shearing.

The Madsen Mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh "tuffs". These tuffs are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin tuff. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.

The McVeigh tuff contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin tuff) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.

High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (8 Zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

Claude Resources Inc. – 2013 Annual Information Form	49

Figure 8: Madsen Property Overview

History and Previous Work

The Madsen Property was originally owned by Madsen Red Lake Gold Mines Ltd. ("Madsen Red Lake"). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last five years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.4 million ounces of gold.

In 1974, the mine was acquired by Bulora Corporation Ltd. (“Bulora”). Bulora continued production until June 1976 when the mine was closed due to a lack of new development and millfeed. The operation was petitioned into bankruptcy and was purchased from Bulora’s trustee by Madsen-Rowland Mines Ltd. (“Madsen-Rowland”). Noranda Exploration Limited (“Noranda”) optioned the property from Madsen-Rowland. Noranda re-estimated the now flooded mine’s reserves and conducted a limited surface drill program before allowing their option to expire.

In 1988, Madsen Gold Corp. (“Madsen”) acquired the Madsen Property from Madsen-Rowland. Madsen had acquired the adjacent Buffalo property in the prior year. Subsequent to these acquisitions, Madsen acquired interests in the other Madsen properties referred to previously.

Madsen initiated a nine hole surface drill program totaling approximately 1,200 metres to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise. A second surface drill program totaling 1,310 metres was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.

In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers ("WGM") to check the ore reserves at the Madsen Mine. A subsequent review was carried out in December 1996 by Micon International Inc. ("Micon").

Claude Resources Inc. – 2013 Annual Information Form	50

Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occurred as predicted from detailed drilling; however, the development muck passed to the mill included 50 percent or more dilution.

Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen Mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen Mine was not brought back into commercial production. The Madsen Mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves.

In order to provide additional mill feed, Claude had commenced a surface exploration program on a largely untested section of the parallel McVeigh structure and based on encouraging drill results, established a portal and ramp to access the McVeigh mineralized system in October of 1998. While Claude was successful in discovering and developing mineralized shoots in the upper two levels of the McVeigh zone, it was not enough to provide economic feedstock for the mill at that time.

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s Mineral Resource estimates. Working with mine personnel, A.C.A. Howe completed a Mineral Reserve/Resource review for the Madsen Mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.

After optioning the properties from Claude, Goldcorp initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen Mine and to test a segment of the up-plunge projection of the high grade 8 Zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

In 2002, Goldcorp’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen Mine. Goldcorp geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling. Goldcorp interpreted this group of targets to the north of the Madsen Mine as lateral or stratigraphic equivalents of the high grade 8 Zone. Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers). As reported in a March 2003 press release, Goldcorp intersected high grade gold values over narrow widths with this drilling.

In 2003, Goldcorp drilled 49 holes totaling 29,047 metres on six targets in the Madsen area. Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the “Treasure Box”. Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres. Infill drilled on 50-metre centers, the vein swarm showed good continuity.

During the first half of 2004, Goldcorp concentrated its efforts in the Russet North area, drilling 27 holes for a total of 5,012 metres. Key activities included infill drilling of the “Treasure Box” and reconnaissance drilling of a similar structure 1,000 metres to the southwest called “Anomaly 2”. Both of these targets appear associated with mafic/ultramafic contacts occurring as swarms of high-grade, narrow quartz-tourmaline veinlets. Concurrent with this drilling, Goldcorp geologists continued to develop the Datamine 3D model for the Madsen Property. This modelling identified 19 separate targets requiring follow-up.

Claude Resources Inc. – 2013 Annual Information Form	51

During the second half of 2004, Goldcorp drilled 14 holes totalling 5,315 metres. The primary target was the “Fork” area, approximately one kilometre southwest of the Madsen Mine. Drilling of this target resulted in the discovery of three new mineralized zones that appear visually similar to the 8 Zone. Intersected at shallow depths, these zones are interpreted to be the upper portions of a high-grade mineralized system.

By year-end of 2004, Goldcorp had met its exploration expenditure requirement of $8.2 million for the Madsen Property. Goldcorp’s remaining obligation to vest in the Madsen Joint Venture was to deliver a bankable feasibility study by year-end 2006. As the exploration results to that date were not sufficient to provide the support necessary for this feasibility study, Goldcorp ceased exploring on the property in 2005. Claude regained control of the Madsen Property in September 2006.

In early 2007, a detailed drill program was initiated at the “Treasure Box”, 2.4 kilometres north of the Madsen Mine complex. Previous drilling by Placer Dome had outlined a moderately steep, north-dipping, quartz-tourmaline sheeted vein system that hosts significant visible gold. Of the 27 holes, 21 returned 80 intercepts grading from 2.0 to 116.0 grams per tonne, typically over 0.3 metre widths. In 2007, Claude completed 51 holes totaling 13,300 metres, testing the system to depths in excess of 350 metres. Results included composite intervals of 16.66 grams per tonne over 1.80 metres, 12.08 grams per tonne over 6.05 metres and 9.06 grams per tonne over 3.55 metres. The mineralized vein system was intercepted over a strike length of 165 metres, although high-grade intercepts appear to have relatively limited continuity.

Subsequent to the “Treasure Box” program, drilling prioritized testing the contacts of the main ultramafic body for the up-plunge expression of high grade 8 Zone mineralization. This zone was discovered and mined in the 1970’s on the 22nd to 27th level. It is characterized by quartz veining and flooding associated with tremolite-talc altered mafic/ultramafic rocks and has many similarities to other high grade deposits in the Red Lake area, notably at Goldcorp’s Red Lake Mine Complex.

In the Russett South area, a 22 hole drill program tested 600 metres of the mafic/ultramafic contact. The program resulted in the discovery of significant gold mineralization, 29.08 grams per tonne over 2.0 metres, that is open at depth and along strike to the south. Six hundred metres south of the Russett South area, the Company drilled 19 holes for 10,600 metres testing the Fork Zone target area. The program expanded the strike length of mineralization to 270 metres, intercepting mineralization ranging from 2 to 13 grams per tonne over 1.0 metre to 2.0 metre widths. The results were consistent with those reported by Goldcorp in 2003. Gold mineralization within the Fork Zone comprises sulphidized quartz-veins variably associated with actinolite-biotite-garnet altered basalt in proximity to the ultramafic contact. Mineralization remains open along strike in both directions and down plunge.

In 2008, 47,210 metres of surface drilling on the Madsen Properties in the Red Lake camp focused on testing two advanced targets and four grassroots targets. Exploration drilling continued to test the Fork Zone target. Fifty-five drill holes were completed during 2008, with the potential of the system highlighted by drill intercepts including 17.32 grams per tonne over 10.33 metres and 31.03 grams per tonne over 2.70 metres. The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.

At the Starrett Olsen Mine the potential of the footwall environment was demonstrated during 2008 by the discovery of several, narrow high-grade vein systems that returned intercepts of 185.62 grams per tonne over 0.41 metres, 26.85 grams per tonne over 0.58 metres and 21.25 grams per tonne over 1 metre. The mineralized structures hosting the intercepts are between 100 and 250 metres in the footwall of the Starratt Olsen historic infrastructure and show strong similarities to the historic 8 Zone style mineralization.

In addition to the advanced targets, Claude also tested four grassroots and/or conceptual targets during 2008. The Russett South, Hasaga Shoots, Polymetallic and 8 Zone up-plunge targets were tested with 16 holes for 11,380 metres. Drilling of the Russett South, Hasaga and the Polymetallic zones failed to produce any significant assays – further testing of these zones will be deferred. In conjunction with surface exploration activities, rehabilitation and dewatering of the Madsen Mine shaft was initiated in July of 2007. Access to the 10th level, as a platform for exploration drilling was achieved during the third quarter of 2008 and Phase I of the underground drill program was initiated in December. The primary target of the underground program is the plunge and strike continuity of the 8 Zone.

Claude Resources Inc. – 2013 Annual Information Form	52

During 2009, exploration drilling focused on Phase I of the 8 Zone underground drill program. Initiated from the 10th level in December 2008, the directional-drilling program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system. Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 137 metres below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified with the return of 141.80 grams per tonne over 0.95 metres (4.14 ounces per ton over 3.12 feet) and 127.12 grams per tonne over 0.75 metres (3.71 ounces per ton over 2.46 feet). Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.

Table 15: Highlights from Phase I 8 Zone drill program at the Madsen Mine, Ontario

Summary of drill results from Madsen underground drilling (2008 – 2011).

Hole ID	From	Width	Au (g/t)	Zone
MUG-11-10			Anomalous
MUG-11-11			Anomalous
MUG-11-12			Anomalous
MUG-11-13	199.00	2.00	15.70	McVeigh
MUG-11-14	334.00	2.00	6.27	McVeigh
MUG-11-14b	904.43	2.02	8.06	8 Zone
MUG-11-15			NSI
MUG-11-16	993.36	2.14	5.69	8 Zone FW
MUG-11-17	211.00	0.70	53.70	McVeigh
and		2.00	5.64	McVeigh
MUG-11-19			Assays Outstanding
MUG-08-01	883.00	0.75	127.12	8 Zone
MUG-09-02b	891.25	0.45	21.52	8 Zone
(incl)
MUG-09-03	915.40	2.49	33.39	8 Zone
(incl)		1.25	58.18
MUG-09-04	909.55	7.90	25.77	8 Zone
(incl)		0.95	141.80
MUG-09-105	943.51	3.39	24.30	8 Zone
(incl)		1.22	62.09

* Elevation presented as metres below surface. Composites calculated using a 3 g/t Au cut-off grade. Reported width is drilled length and interpreted to represent 75 - 85 percent of true width. NSI - No Significant Intercept. Anomalous - Assayed between 1 and 3 g/t gold. Note that hole MUG-11-14 was lost with hole MUG-11-14b wedged off and completed.

In addition to Phase I of the 8 Zone underground drill program, surface exploration also continued to test the Apple and Fork Zone targets. The Apple target consists of an extension of the Austin and McVeigh Tuff horizons northeast of the Madsen Shaft. The Fork Zone is located mid-way between the Starratt-Olsen and Madsen Mines. The target comprises two sub-parallel, moderately, southeast-dipping shear systems that host southwest plunging ore-shoots. The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth. Assay results from the 2009 programs are being integrated with historic results, with further surface testing initiated in 2010.

Claude Resources Inc. – 2013 Annual Information Form	53

Following 20 months of compilation of historic data, SRK finalized an NI 43-101 Mineral Resource evaluation for the Madsen Mine. This Mineral Resource evaluation was based on historical exploration and mining data, Phase I underground drilling up to September 27, 2009 and geological and resource modeling. The Mineral Resource evaluation was undertaken on four separate zones, the Austin, the South Austin, the McVeigh and the 8 Zone. The NI 43-101 Technical Report was filed on January 20, 2010.

Table 16: Consolidated Mineral Resource Statement* for the Madsen Mine, Ontario

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)
Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	8 Zone		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

*	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

During 2010, exploration drilling focused on testing the extension of the Austin Tuff east of the Madsen shaft, the depth continuity of the Starratt Olsen Deposit and the depth continuity of the McVeigh Tuff.

At Austin East, an extension of the Austin Tuff, an 18 hole program encountered weak to strong, tuff-style mineralization in multiple zones in all holes. Results of the program proved continuity of tuff-style mineralization proximal to existing infrastructure. Assay results will be included in future resource calculations and will be used as a guide for further drill programs.

Mining at Starratt-Olsen ceased in 1956 at a depth of approximately 2,000 feet. Historic drilling shows continuity of the system at depth. The ore shoots are interpreted to be the strike extension of the Austin and McVeigh tuffs, three kilometres to the southwest. During the second and third quarters, four holes were completed testing the plunge continuity of the shoots. Assays returned results consistent with historic mining widths and grade and will be used in planning future exploration.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system. Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 6 for highlights of Phase I of the 8 Zone drill program. Step-out drilling to the east and west confirmed the development of favourable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west. .

The Company’s Madsen shaft de-watering and rehabilitation program was a top priority for Management. In the first quarter of 2010, there was an unexpected fall of ground within the Madsen shaft that delayed the mine de-watering schedule. During the third quarter, repairs to the shaft compartments were safely completed to below the 16th level, allowing access to develop the 16th level exploration drift. The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend.

Claude Resources Inc. – 2013 Annual Information Form	54

Figure 9: Madsen Mine Cross Section

During 2011, excavation work on two 16th level diamond drill chambers was completed with the Phase II drill program initiated in the second quarter. Phase II underground drilling completed 14,800 metres and 9 holes, targeting the 8 Zone plunge and strike continuity as well as sub-parallel footwall structures.

Drill holes targeting the plunge continuity of the 8 Zone include MUG-11-12, 14 (14b) and 16 (Figure 8). Drill hole 14b and drill hole 16, the deepest hole ever completed on the Madsen property, intercepted silicified and visible gold-bearing, basalt and returned 8.06 grams gold per tonne over 2.02 metres and 5.69 grams gold per tonne over 2.14 metres, respectively. These intercepts extend the 8 Zone system 250 metres down plunge from previous drilling to approximately 1,600 metres below surface. The system continues to remain open down plunge.

Drill holes targeted the strike continuity of the 8 Zone include MUG-11-10, 11, 13, 15, 17 and 19. Drill hole 13 and drill hole 17 intercepted silicified, biotite-altered basalt and returned 15.70 grams gold per tonne over 2.00 metres and 53.70 grams gold per tonne over 0.70 metres, approximately 950 metres below surface. These intercepts are in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the McVeigh Tuff, located approximately 650 metres up-dip. The McVeigh Tuff hosts a current Indicated Resource of 115,000 ounces at 9.59 grams gold per tonne and has seen very limited drill testing below 350 metres depth. In addition to the McVeigh mineralization, the 8 Zone structure is developed in all holes completed along strike and is characterized by anomalous gold associated with biotite-altered, variably silicified basaltic and ultramafic lithologies.

Claude Resources Inc. – 2013 Annual Information Form	55

Table 17: Highlights from Phase II of the Madsen Underground 8 Zone Drill Program

Hole ID	Width (m)	Au (g/t)	Elevation *	Zone

MUG-11-13	2.00	15.70	927	McVeigh
MUG-11-14	2.00	6.27	1,051	McVeigh
MUG-11-14b	2.02	8.06	1,543	8 Zone
MUG-11-16	2.14	5.39	1,595	8 Zone FW
MUG-11-17	0.70	53.70	927	McVeigh
And	2.00	5.64	1,079	McVeigh

* Elevation presented as metres below surface. Composites calculated using a 3 g/t Au cut-off grade. Reported width is drilled length and interpreted to represent 75 - 85 percent of true width. Note that hole MUG-11-14 was lost with hole MUG-11-14b wedged off and completed.

Figure 10: Madsen Longitudinal Section

In 2012, Phase II underground and surface drilling completed 19,100 metres and 16 holes, targeting the 8 Zone plunge and strike continuity as well as the Austin and McVeigh Tuff plunge continuity. The 2012 program was completed in late-September and included two underground rigs active on the 16th level and one surface rig.

In November 2012, the Company provided a summary of 2012 exploration activities at the Company’s 100 percent-owned Madsen Project in Red Lake, Ontario. 2012 drilling continued to expand the 8 Zone plunge at depth and demonstrated significant depth extension to the Austin and McVeigh Tuff. Highlights from the 2012 drill results are summarized below:

• 14.30 grams Au per tonne over 2.00 metres in AD-11-01 Austin Tuff

• 6.52 grams Au per tonne over 2.00 metres in MUG-12-18d 8 Zone Main

• 26.50 grams Au per tonne over 2.00 metres in MUG-12-20 8 Zone Main

• 9.53 grams Au per tonne over 2.00 metres in MUG-11-21 Austin Tuff

• 14.55 grams Au per tonne over 2.00 metres in MUG-12-25b 8 Zone FW

• 12.00 grams Au per tonne over 1.50 metres in MUG-12-26 8 Zone Main

• 29.60 grams Au per tonne over 1.50 metres in MUG-12-28 8 Zone Main

Claude Resources Inc. – 2013 Annual Information Form	56

• 17.70 grams Au per tonne over 2.00 metres in MUG-12-29 McVeigh Tuff

• 7.77 grams Au per tonne over 1.00 metres in MUG-12-30 8 Zone FW

During 2013, following the four year advanced exploration program, the Company advanced the Madsen project to an internal scoping level study and further evaluated surface exploration targets. In response to completion of the Company’s underground drilling, completion and results from an internal scoping level study and the intention to reduce expenditures due to the low gold price, Management terminated its underground dewatering program and evaluated a number of strategic opportunities for this asset. During the third quarter of 2013, the Company adopted a formal plan to sell its Madsen property, excluding the Redaurum property. On March 4, 2014, the Company announced the closing of a transaction (see “Item 2 General Development of Business).

Sampling and Analysis of Exploration Drill Holes

As a detailed description of each hole is logged, including detailed documentation of rock quality and core recovery, any zones of potential mineralization are marked off for sampling, together with three to five samples in both the hanging and foot walls. Samples average one to 1.5 metres in width with 0.3 metre widths taken in places for geological interpretation purposes.

Samples are chosen based on geology. Lode gold mineralization in the greenstone belts currently explored by Claude have shown through numerous exploration programs carried out by the Company to have the economic concentrations of gold located within the visually identifiable quartz- sulphide bearing dilation or shear zones within the host rocks. However, field geologists are also trained to sample any other interval in the core that may have mineralization associated with it, such as simple increases in sulphide mineral content or quartz veining not associated with a known zone.

Once the drill hole has been logged and marked for assay, the core is transferred to the core splitting facility and the selected sections are sawn, bagged and sealed using strict cleanliness guidelines. These sealed and labeled bags are then put into large tubs or sacks that are then sealed with security tags for transport to the approved offsite laboratory.

The Quality Assurance program provides the Company with the degree of certainty required to use the resulting data as the basis for further exploration and development. It involves the routine placement of control samples to monitor the performance of the laboratories used by Claude, all of which are ISO approved. Each batch of samples that goes into a laboratory’s furnace has at least one known powder from a suite of standards purchased from recognized laboratories, resulting in a frequency of 1 in 20, or 5 percent. A “blank” sample of a coarse-grained quartz-rich rock is inserted after every sample containing the occurrence of visible gold. During any “definition drilling” program for the calculation of a mineral resource, then a frequency of one control sample in every 10 samples is used, with a blank following any occurrence of visible gold. Pulp duplicates are run every tenth sample by the laboratory.

The Quality Control program reviews results from the above control samples and makes the required decisions to either accept the data from each individual batch or to reject the data and request a re-run of a batch. A batch is rejected if the result for the standard exceeds the tolerance of the 95 percent confidence level stated on the certificates that accompany each standard. Regarding the coarse-grained “blanks”, a batch is rejected if the result is more than 3 times the detection limit of the laboratory. Regarding the pulp duplicates, the failure trigger is not as clear-cut due to the lode-gold nature of the mineralization. However, batches will start to be considered for re-run where the duplicates are greater than ±10 percent.

Claude Resources Inc. – 2013 Annual Information Form	57

Security of Samples

Drill core is monitored from the moment it is taken out of the ground until it is split and the samples are delivered to the laboratory door. Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facilities. Samples split for assay are double-bagged within the splitting facility with coded security tags and the laboratory receiving the samples report any tags that are broken or any sample bags that appear to have been tampered with.

Item 4 Dividends

4.1	Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future. The present policy of the Company is to retain any future earnings for use in its operations and expansion of its business.

Item 5 Description of Capital Structure

5.1	General Description of Capital Structure

As of December 31, 2013, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series. There were 175,811,376 common shares issued and outstanding as of December 31, 2013, the end of the Company’s most recent fiscal year. No first or second preferred shares were issued and outstanding as of that date.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

As of December 31, 2013, the Company also had outstanding 7,936,361 share purchase options with a weighted average exercise price of $1.19.

On March 27, 2009, the Corporation established a shareholder rights plan (the "Plan") to ensure the fair treatment of shareholders in connection with any takeover bid for common shares of the Corporation. The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Plan will continue to be in force and effect until the annual meeting of shareholders in 2015, where shareholders will be asked to ratify and approve the Plan, or until otherwise terminated pursuant to the provisions of the Plan. A copy of the Plan has been filed and is available on SEDAR at www.sedar.com.

Item 6 Market for Securities

6.1	Trading Price and Volume

The Company’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the trading symbol “CRJ”. The following table sets forth the reported high and low prices and aggregate volume of trading of the Company’s common shares on the TSX for the twelve months ending December 31, 2013:

Claude Resources Inc. – 2013 Annual Information Form	58

Common Shares

Toronto Stock Exchange

	Canadian Dollars
2013	High	Low	Total Volume

December	$0.16	$0.13	3,562,700
November	$0.19	$0.13	3,803,200
October	$0.24	$0.18	6,331,400
September	$0.30	$0.24	3,569,400
August	$0.35	$0.22	5,457,600
July	$0.25	$0.21	8,501,300
June	$0.30	$0.24	3,165,600
May	$0.30	$0.25	9,102,600
April	$0.46	$0.29	6,046,600
March	$0.48	$0.40	4,760,100
February	$0.55	$0.41	3,270,400
January	$0.61	$0.52	6,683,000

Item 7 Directors and Executive Officers

7.1	Name, Occupation and Security Holdings

The names, municipality of residence, positions with the Company and principal business activities outside the Company of the directors and executive officers of the Company as at March 28, 2014 are set forth below:

Name and Municipality of Residence	Positions Held	Director/Officer Since	Principal Occupation

Ted J. Nieman, Q.C. (1)(3) Saskatoon, SK	Director, Chairman of the Board	2007	Senior Vice President, Canpotex Limited

A. Neil McMillan(6) Saskatoon, SK	Director, President and CEO	1996	President and CEO of Claude

Ronald J. Hicks, C.A.(1)(2)(3) Saskatoon, SK	Director	2006	Chartered Accountant

J. Robert Kowalishin, P. Eng.(1)(4)(5) Saskatoon, SK	Director	2007	Business Person

Ray A. McKay(2)(4)(5) Saskatoon, SK	Director	2007	Business Person

Rita M. Mirwald(2)(3)(4) Saskatoon, SK	Director	2011	Business Person

Mike Sylvestre, M.Sc., P. Eng(2)(4)(5)(7) Port Hope, ON	Director	2011	President and CEO of Castle Resources Ltd.

Brian Booth, P.Geo.(1)(4)(5) West Vancouver, BC	Director	2012	President and CEO of Pembrook Mining Corp.

Rick Johnson, C.A. Saskatoon, SK	Chief Financial Officer	2004	Chief Financial Officer of Claude

Brian Skanderbeg, P.Geo. Saskatoon, SK	Senior Vice President, Chief Operating Officer	2008	Chief Operating Officer of Claude

Peter Longo, P. Eng. Saskatoon, SK	Vice President, Operations	2012	Vice President, Operations

Note:	(1) Member of the Audit Committee.

(2) Member of the Human Resources & Compensation Committee.

(3) Member of the Nominating & Corporate Governance Committee.

(4) Member of the Safety, Health & Environmental (SHE) Committee.

(5) Member of the Reserves Committee.

(6) Retiring effective March 31, 2014.

(7) Interim President and CEO effective April 1, 2014.

Claude Resources Inc. – 2013 Annual Information Form	59

All of the directors and executive officers of Claude have been engaged for more than five years in their present principal occupations, office or executive positions except for: Mr. Nieman who became Chairman on March 1, 2011; Ms. Mirwald, who from 1997 to 2009 was Senior Vice President, Corporate Services of Cameco Corporation and was appointed to the Board January 1, 2011; Mr. Sylvestre, who was CEO of Vale Inco New Caledonia from July 2008 to October 2010, COO of Linear Gold Corp. from October 2009 to July 2010, President of Castle Resources Ltd. ("Castle") since July, 2010, COO of Castle from July 2010 to July, 2011 and CEO of Castle from July, 2011 to present; Mr. Brian Booth who was President and CEO of Pembrook Mining Corp. from March 2008 to present; Mr. Skanderbeg who was VP Exploration from April 2008 to September 2012 and Senior Vice President & COO from September 2012 to present; and, Mr. Longo who was Manager, Mine Projects of Areva Resources Canada from September 2007 to October 2011, Manager, Capital Projects of Claude from November 2011 to March 2012 and Vice President, Operations from April 2012 to present.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are recommended by the Chief Executive Officer and approved by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

Effective March 31, 2014, the Company’s president and CEO, Neil McMillan, retired as an officer and director. Directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 423,645 of the common shares outstanding at December 31, 2013, being less than one percent of the issued and outstanding common shares of the Company.

Claude Resources Inc. – 2013 Annual Information Form	60

Item 8 Transfer Agent and Registrar

8.1	Transfer Agent and Registrar

The Company’s transfer agent and registrar is Valiant Trust Company, located at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1.

Item 9 Material Contracts

9.1	Material Contracts

The Company has no material contracts other than those entered into in the ordinary course of business and the following:

(a)	the CCP Debt Facility set forth under "General Development of the Business – Recent History" on page 12;
(b)	the Madsen Asset Sale Agreement set forth under “General Development of the Business – Recent History” on page 13;
(c)	the NSR Royalty Agreement set forth under “General Development of the Business – Recent History” on page 14 and “Property Royalties” on page 28;
(d)	the Red Mile Royalty Agreements set forth under “Property Royalties” on page 28.

Item 10 Legal Proceedings

10.1	Legal Proceedings

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature, including in relation to alleged infractions of environmental compliance matters, and may become involved in other legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

Item 11 Interests of Experts

11.1	Interests of Experts

SRK Consulting (Canada) Inc., Suite 2100 – 25 Adelaide Street East, Toronto, Ontario, M5C 3A1, has provided the Company with independent NI 43-101 Technical Reports for the Amisk Gold Project. The Company has no knowledge of registered or beneficial interests held directly or indirectly by SRK or any of its designated professionals in any securities or other property of the Company.

KPMG LLP, independent chartered accountants, have audited the Company’s consolidated financial statements for the year ended December 31, 2013. KPMG LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Saskatchewan and have complied with the SEC’s rules on auditor independence.

Certain information has been prepared and included in this annual information form following review and verification by Brian Skanderbeg, P.GEO, Senior Vice President & Chief Operating Officer and Peter Longo, P.ENG, Vice President, Operations both Qualified Persons within the meaning of NI 43-101. Each beneficially own, directly or indirectly, less than one percent of the outstanding commons shares of the Company. In 2013, Mineral Reserves were prepared under the direction of Qualified Person Stephen Taylor, P. Eng. (SRK Consulting (Canada) Inc.).

Claude Resources Inc. – 2013 Annual Information Form	61

Item 12 Audit Committee

12.1	Audit Committee Charter

Attached as Appendix A is the Charter of the Company’s Audit Committee.

12.2	Composition of the Audit Committee

Members of the Audit Committee are: Ronald J. Hicks, C.A. (Chair), Ted J. Nieman, Q.C., J. Robert Kowalishin and Brian Booth. Each member of the Audit Committee is independent and financially literate.

12.3	Relevant Education and Experience

Name	Principal Occupation and Biography

Ronald J. Hicks, C.A. (May 2006)	Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”). He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000. In 2004, Mr. Hicks received the Distinguished Community Service Award from ICAS. He is currently a Director Emeritus with Ducks Unlimited Canada. In 2013, Mr. Hicks was awarded with the Queen Elizabeth II Diamond Jubilee medal for his contributions to conservation and his work with Ducks Unlimited Canada. In his career, he has served as director with Dickenson Mines Limited, Kam Kotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited. Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee. Ron became a Director of Claude in 2006.

Ted J. Nieman, Q.C. (January 2007)	Ted J. Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973. In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the offshore marketing company for the Saskatchewan potash producers, as General Counsel and Corporate Secretary. In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President. He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries. In 2012, Mr. Nieman was honored with a Queen’s Counsel (Q.C.) appointment in Saskatchewan. Ted became a Director of Claude in 2007 and Chairman in 2011.

J. Robert Kowalishin, P.Eng. (March 2007)	J. Robert Kowalishin retired after a 42 year career with the Trane Company. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto, Ontario. Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and northeastern United States. After retirement, he was a consultant and adviser to Trane's Leadership Development Program. Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan. Bob became a Director of Claude in 2007.

Claude Resources Inc. – 2013 Annual Information Form	62

Brian R. Booth, B.Sc.,P.Geo. (April 2012)	Mr. Booth currently serves as the President and Chief Executive Officer of Pembrook Mining Corp., an exploration company based in Vancouver, BC, Canada. Mr. Booth holds a B.Sc in Geology from McGill University and is also a member of the Professional Geoscientists of Ontario. Mr. Booth began his career as a Geologist on the Casa Berardi gold discoveries in Quebec. He opened Inco's exploration office in Val d'Or, Quebec and is credited with the discovery of the Douay West gold deposit in 1990 and was subsequently appointed to the board of Societe D’Exploration Miniere Vior Inc. In 1994, as Inco's Manager Exploration, Eastern North America, he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery. He later relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Mr. Booth served as the Chief Executive Officer and President of Lake Shore Gold Corp. and later as a Director. Brian became a Director of Claude in 2012.

12.4 Pre-Approval Policies and Procedures

The Committee has implemented a policy restricting the services that may be provided by the Company’s external auditors and the fees paid to the external auditors.

12.5 External Audit Service Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2013 and 2012 fiscal years are shown in the table below:

	2013	2012

Audit fees(1)	$206,700	$441,000
Tax fees(2)	-	37,000
Total	$206,700	$478,000

(1)	Audit fees are comprised of KPMG LLP services in respect of the audit of the December 31, 2013 consolidated financial statements.
(2)	Tax fees in 2012 were comprised of KPMG LLP services in respect of certain tax compliance and tax planning, including the St. Eugene Mining transaction.

Item 13 Additional Information

Additional information, including details as to directors’ and officers’ remuneration, indebtedness, principal holders of Claude shares, options to purchase Company shares and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular dated March 28, 2013. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2013.

Copies of the above and other disclosure documents may also be examined and/or obtained through the internet by accessing Claude’s website at www.clauderesources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Claude Resources Inc. – 2013 Annual Information Form	63

APPENDIX A

CLAUDE RESOURCES INC.

Charter of the Audit Committee

of the Board of Directors

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility to the shareholders as they relate to:

•	the integrity of the Company’s financial statements and the Company’s accounting policies, disclosure, internal controls and financial reporting practices;
•	recommending the appointment, compensation and the monitoring of the qualifications, independence and performance of the Company’s external auditors; and
•	maintaining, through regularly scheduled meetings, a line of communication between the Board and the Company’s financial management and external auditors.

II.	Structure and Operations

Composition and Qualifications

The Committee shall be appointed by the Board and shall serve at the pleasure of the Board and for such terms as the Board may determine. The Committee shall be comprised of three or more Directors (as determined from time to time by the Board), each of whom shall meet the independence and experience requirements of all applicable corporate securities laws and stock exchange listing requirements for audit committee membership.

1.	Each member of the Committee will be a Director who: (a) is not otherwise employed by the Company, and (b) has not been so employed at any time during the three years prior to the time he or she is appointed to the Committee unless otherwise permitted by applicable U.S. and Canadian regulatory standards.

2.	Each member of the Committee will have and maintain independence from management of the Company in accordance with the standards of independence required above.

3.	Except for the undertaking of non-material specific projects unanimously approved by the Board, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company other than: (a) director’s fees, which may be received in cash, stock options, deferred share units, or other in-kind consideration ordinarily available to Directors; (b) a pension or other deferred compensation for prior service that is not contingent on future service; and (c) other regular benefits that Directors receive in their capacity as members of the Board or its committees.

4.	Each member of the Committee shall be financially literate (such qualifications interpreted by the Board in its business judgment) with at least one member designated as being a financial expert.

5.	Each member of the Committee shall have accounting or related financial management expertise (such qualifications interpreted by the Board in its business judgment).

Claude Resources Inc. – 2013 Annual Information Form	64

Organization, Procedures and Powers

1.	The Board shall appoint one member of the Committee as the Chair. The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee. The Chair shall be responsible for leadership of the Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

2.	The Committee shall have the authority to establish its own rules and procedures, consistent with the bylaws of the Company, for notice and conduct of its meetings should the Committee, in its discretion, deem it desirable to do so.

3.	The Committee shall have the authority to engage independent counsel, independent accountants or other outside advisers as the Committee deems necessary to carry out its duties.

III.	Meetings

The Committee will meet at least four times annually and at such other times as it deems necessary to fulfill its responsibilities. A majority of the members of the Committee shall constitute a quorum.

1.	The Committee may include in its meetings: (a) members of the Company’s management, (b) representatives of the external auditors, (c) other directors by invitation, or (d) any other personnel employed or retained by the Company.

2.	The Committee may periodically meet with members of the Company’s management in separate executive sessions to discuss any matters that the Committee believes should be addressed privately.

3.	A meeting of the Committee may be convened by the Chair of the Committee, a quorum of the Committee members, or the external auditors. The Corporate Secretary shall, upon direction of any of the foregoing, arrange a meeting of the Committee. The Committee shall report to the Board in a timely manner with respect to each of its meetings.

IV.	Responsibilities and Duties

Financial Statements and Published Information

1.	Review with management and the external auditors any items of concern, any proposed changes in major accounting policies, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.	Consider any matter required to be communicated to the Committee by the external auditors under applicable International Financial Reporting Standards, applicable law and listing standards, including the external auditors’ report to the Committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the Company; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.	Require the external auditors to present and discuss with the Committee their views about the quality, not just the acceptability, of the implementation of International Financial Reporting Standards with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements and (b) any material correcting adjustments that were identified by the external auditors in accordance with International Financial Reporting Standards or applicable law.

Claude Resources Inc. – 2013 Annual Information Form	65

5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors any off-balance sheet financing mechanisms being used by the Company, if any.

7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review any problems experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management.

9.	Review the results of the external auditors’ audit work including findings and recommendations, including the post-audit management letter, and management’s response and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.	Review the annual report, including the audited annual financial statements, in conjunction with the report of the external auditors, and related management discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

11.	Review with management and recommend to the Board for approval the Corporation’s Proxy Form, Information Circular, Annual Information Form and relevant U.S. forms, if applicable.

12	Confirm with the Chief Executive Officer and the Chief Financial Officer (and considering the external auditor’s comments, if any, thereon), that the financial statements fairly represent the Company’s financial condition, cash flow and results for the reporting period.

13	Review and recommend to the Board for approval all interim unaudited financial statements and quarterly reports, related interim management discussion and analysis and media releases, before being released to the public.

14.	Review management’s internal control report and the related attestation report of the external auditors when required by Section 404 of the Sarbanes-Oxley Act of 2002, if required.

15. Review and approve all related party transactions.

Appointment, Retention and Evaluation of External Auditors

1.	The Company’s external auditors shall report directly to this Committee. This Committee has the direct responsibility to compensate, oversee, and evaluate the external auditors. The Committee will recommend to the shareholders the appointment, and where appropriate, the replacement of the external auditors. In connection with its oversight of the external audit activities, the Committee will:

•	At least annually, obtain and review a report by the external auditors describing:

(a)	The external audit firm’s internal quality-control procedures; and

(b)	Any material issues raised by: (i) the most recent internal quality-control review, or peer review, of the firm, or (ii) any inquiry or investigation by governmental or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any issues raised in the reviews described above.

Claude Resources Inc. – 2013 Annual Information Form	66

•	Annually review and evaluate:

(a)	The experience and qualifications of the senior members of the external auditor team; and

(b)	The performance and independence of the external auditors, including the lead partner of the external audit firm.

•	Review and approve the annual audit plan prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the extent of its scope. Recommend the Board approve the fees to be paid to external auditors.

•	Periodically meet separately with the external auditors without senior management present.

•	At least annually, present the Committee’s conclusion with respect to its evaluation of the external auditors to the Board. See “External Auditor Review Guidelines”.

Independence of External Auditors

1.	The Committee shall obtain confirmation and assurance as to the external auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the external auditors and the Company. The formal submission should also disclose the amount of fees received by the external auditors for the audit services and for various types of non-audit services.

2.	The Committee shall actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and take appropriate action in response to the external auditors’ report to satisfy itself of their independence.

3.	The Committee will periodically review, and if necessary, update its policy with regard to the pre-approval for any permitted non-audit services, including a requirement that the Committee approve all non-audit engagements of the external auditors and shall, consistent with that policy, approve the retention of the external auditors to perform such services and the fees for such services, if required by that policy. The Committee may, in its discretion, delegate to the Chair of the Committee the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting. See “Pre-Approval Policy”.

4.	Periodically review and, if necessary, update its guidelines for the Company’s hiring of employees and former employees of the external auditors who were previously engaged on the Company’s account.

5.	Discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner within the time limits and in such a manner as necessary to prevent the external auditor from being deemed “not independent of the Company”.

Internal Controls

The Committee will review with the external auditors and senior management:

•	The adequacy and effectiveness of the Company’s internal accounting and financial controls, including computerized information system controls and security, and consider any recommendations for improvement of such controls.

•	Major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

Claude Resources Inc. – 2013 Annual Information Form	67

•	Any related significant findings and recommendations of the external auditors together with senior management’s responses thereto.

Risk Management

The Committee will meet periodically with senior management to discuss the Company’s policies with respect to risk assessment and risk management. In doing so, the Committee will review the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposure.

Disclosure Controls

1.	Review annually the disclosure controls and procedures, including the certification timetable and related process. Confirm quarterly with the Chief Executive Officer and the Chief Financial Officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.

2.	Approve the appointment and removal of Disclosure Committee Members.

Compliance

1.	Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.	Review the findings of any examination by financial or corporate governance regulatory authorities.

3.	Establish procedures for receipt, retention and treatment of complaints received by the Committee regarding accounting, auditing, internal accounting controls, or other matters and the confidential, anonymous submission by employees of concerns regarding these matters. “See Whistleblower Policy”.

Miscellaneous

The Committee will:

1.	Review the appointment of the Chief Financial Officer and have the Chief Financial Officer report to the Committee on the qualifications of new employees with a financial oversight role (i.e. having oversight of, or direct responsibility for, preparing of financial statements and related information).

2.	Approve the expenses submitted for reimbursement by the Chief Executive Officer or designate the Audit Chair to do the same.

V.	Annual Performance Evaluation

The Audit Committee shall perform a review and evaluation, at least annually, of the performance of the Audit Committee and its members, including a review of adherence of the Audit Committee to this Charter. In addition, the Audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Audit Committee considers necessary or appropriate. The Audit Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.

Claude Resources Inc. – 2013 Annual Information Form	68